
selsun
blue
DANDRUFF SHAMPOO
Doctor Recommended.
11 FL OZ (325 ml)


GOLD BOND
ULTIMATE
HEALING
SKIN THERAPY LOTION
HEALS EXTREMELY DRY,


SLEEVE


05047705

P.E.
11-30-04


RECD S.E.C.
MAR 17 2005
1086

CHATTEM, INC.

MAXIMUM STRENGTH FORMULA

ODOR FREE THERAPY

Aspercreme®

Medicated Back & Body Patch

Pain Relieving Ointment with Aloe on a Breathable Adhesive Pad

Contains 5 Patches In 1 Resealable Pouch 3-7/8" x 5-1/2" (10cm x 14cm) each

2

pHisoderm®

moisturizer

protect | hydrate

2 oz (56.6 g)


NEW BullFrog
Kids UV Defender
FastBlast
SPF 36
Durable Defense™
4 Way
• UVA/UVB Protection
• Eight Hour Waterproof
• Hypoallergenic
• Dries Instantly


TOTAL REVENUES
OPERATING INCOME
[in thousands]
EPS
2001
2002
2003
2004
2001
2002
2003
2004
2001
2002
2003
2004

[Excluding litigation settlement and impairment charges in 2004. See the reconciliation to net income in MD&A found elsewhere herein.]

[Excluding debt extinguishment in 2001 and excluding debt extinguishment, litigation settlement and impairment charges in 2004. See the reconciliation to net income in MD&A found elsewhere herein.]


COMFORT
BODY POWDER
ALL DAY
FRESHNESS
EVERY DAY
LONG LASTING COMFORT
ODOR PROTECTION
& MOISTURE CONTROL
SOOTHES WITH ALOE
& VITAMINS A, C, E
TALC-FREE
TIME RELEASED FORMULA
10 oz (283 g)


NEW!
The POWER to
LOSE WEIGHT!
Kick starts your metabolism and your body*


NEW!
Ephedra Free
dexatrim
Max
Dietary Supplement
75 Caplets
Maximum Weight Loss Power*


new!

growth
innovation








Medicated
with Menthol
maximum medicated
control
Selsun
blue®
DANDRUFF SHAMPOO
Healthier Hair.
Healthier Scalp.
Doctor Recommended.




MAXIMUM STRENGTH
ICYHOT
MEDICATED SLEEVE®
Menthol 16%
ICY to DULL the PAIN • HOT to RELAX
Pain Relieving Lotion on
a Breathable Flexible Sleeve
Contains 3 individually Wrapped Sleeves
EXPANDS TO FIT 8" TO 24" IN CIRCUMFERENCE
ANKLES, ELBOWS, WRISTS & KNEES
LARGE

profitability

Letter to Shareholders

Overview For a fourth consecutive year Chattem achieved outstanding results with adjusted earnings per share* increasing 43% to $1.70 and total revenues increasing 10% to $258.2 million. During this four-year period, adjusted earnings per share have risen at a compound annual growth rate of 54% and adjusted net income* has grown from $8.4 million in 2001 to $34.3 million in 2004. This period has been overwhelmingly the most dynamic one in our long history. For fiscal 2004, reported net income prior to adjustments was $1.6 million, or $.08 per share.

In addition, this year stands out alone as a clearly unprecedented achievement in our history. This was Chattem's 125th anniversary. In addition to the record-breaking earnings accomplishments, we achieved another unmatched accomplishment in terms of creating shareholder value. At fiscal year-end 2003, Chattem's total market capitalization was $307 million. During 2004, we increased that to $720 million at the close of the fiscal year. Thus, in one year we increased shareholder value more than in the previous 124 years combined. Now that is quite a year!

Fiscal 2004 Review

Marketing As a multi-brand health and beauty company our results are driven by the marketing successes of our products. Once again we had a number of strong performances led by our larger brands.

Our topical analgesic portfolio, the largest component of our business, increased 30% in sales led by the outstanding performance of *Icy Hot* and good results from *Capzasin* and *Aspercreme*. In the case of *Icy Hot*, these results were driven by the introduction of the *Icy Hot* Sleeve combined with extremely motivating advertising behind our entire topical franchise.

Gold Bond sales increased 14% during the fiscal year led by the outstanding new product *Gold Bond Ultimate* Healing Lotion. *Gold Bond Ultimate* Healing Lotion, driven by strong advertising and a quality product, was a clear winner among consumers in the hand and body lotion category this year.

Selsun Blue continued its success story with a 10% increase in sales and *BullFrog* had its best year ever with a 43% gain in sales. These successes were slightly offset by sales declines from *Dexatrim* and *pHisoderm* of 19% and 15%, respectively.

Financial and Operating Measures Again, fiscal 2004 was a superior year in terms of all of our key performance measures. Our EBITDA margin (EBITDA/total revenues) of 28% remains outstanding. (See reconciliation of EBITDA to net income contained in MD&A found elsewhere herein. As used herein, EBITDA excludes litigation settlement and impairment charges). Our gross margin was 72%, driven by tight cost controls, superior purchasing performance and cost reduction initiatives.

We again produced great improvement in our balance sheet and key credit statistics. Net debt (total debt less cash) / EBITDA was 2.2x versus 3.0x last year while EBITDA/interest was 4.7x versus 3.0x last year. Total net debt declined by $26 million to $160 million. Finally, we completed an outstanding refinancing of our long-term debt that reduced our annual interest expense by over $5 million.

Litigation After over four years, we have nearly concluded our litigation concerning *Dexatrim* with PPA. During fiscal 2004, our preliminary settlement with the PPA plaintiffs was approved by the federal district court presiding over these cases, and the related product liability insurance coverage litigation was also favorably concluded. Additionally, during the fiscal year we took pre-tax charges totaling $15.8 million related to *Dexatrim* litigation. We do not expect to have to accrue any additional charges relative to the resolution of the PPA litigation. The amount of these charges, while considerable, was approximately half of what we originally estimated and can be funded from insurance proceeds and cash on hand. The finalization of the PPA settlement will conclude litigation that has been both distracting and time-consuming.

International Our international business improved significantly during the second half of fiscal 2004, and finished up 1% on the year after being down double digits in the first half of the year. *Selsun Blue* accounts for roughly half of our international sales and is sold in approximately 80 countries. We continue to work on improving our retail distribution, marketing and product flow to these countries, while also focusing on introducing certain other Chattem products to the more promising of these markets.

Fiscal 2005 Outlook** Our theme for 2005 is keep the momentum going. Certainly 2004 results are a hard act to follow, but we feel optimistic about the new year. We enter the year with a lot of momentum from our existing businesses. In addition, we have a number of dynamic new products, which should contribute to the growth of our business this year.

The *Aspercreme* Odor-Free Therapy Back and Body Patch should be a significant contributor to our *Aspercreme* brand. *Aspercreme* leads the odor-free therapy category, and we believe the first odor-free patch from a major brand could be a big success.

We are excited about our *pHisoderm* pH_20 and *Dexatrim* Max launches. Both have eye-catching packages, strong market research results and major advertising campaigns to support their launches. However, both are entering very competitive markets and so we are cautiously optimistic. If either or both of these products enjoys real success, our forecasted 2005 results would be enhanced.

We are also launching *Gold Bond Ultimate* Comfort Body Powder, which should further capitalize on our *Gold Bond Ultimate* Healing Lotion success, and *BullFrog* UV Defender, targeted at kids.

In terms of our financial goals, we are forecasting revenues of $268-276 million and earnings per share of $1.86-1.95. These goals would produce an increase in revenues of 4-7% and earnings of 9-15%. As always, we will strive to meet or exceed these goals. These projections are prior to any unusual, one-time items or cumulative effects of adopting a change in accounting principle which might be recorded during the year and anticipate no acquisitions, debt repayments or share repurchases.

In closing, we are extremely proud of our record 2004 results. We thank our directors, managers and employees who are part of our Chattem team. We look forward to sharing further successes with you next year.



Zan Guerry
Chairman and CEO



Alec Taylor
President and COO

*As used herein, "adjusted earnings per share" means earnings per share excluding debt extinguishment, litigation settlement and impairment charges; and "adjusted net income" means net income excluding debt extinguishment, litigation settlement and impairment charges. See the reconciliation of net income to net income excluding debt extinguishment, litigation settlement and impairment charges contained in Management's Discussion and Analysis of Financial Condition and Results of Operations ("MD&A") found elsewhere herein.

**The statements in these paragraphs and sections constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and are made in reliance upon the safe harbor contained therein.

MAXIMUM STRENGTH FORMULA
ODOR FREE THERAPY
Aspercreme
Medicated Back & Body Patch
Pain Relieving Ointment with Aloe on a Breathable Adhesive Pad
Contains 5 Patches in 1 Resealable Pouch
3-7/8" x 5-1/2" (10cm x 14cm) each
Menthol 16%




MAXIMUM STRENGTH
ICY HOT
MEDICATED SLEEVE
Menthol 16%
Pain Relieving Lotion on a Breathable Flexible Sleeve
LARGE
ANKLES, ELBOWS, WRISTS & KNEES

Topical Analgesics


DEEP PENETRATING • ODOR FREE

Our topical analgesic portfolio experienced significant growth in fiscal 2004 led by six distinctly positioned brands and a highly successful new product introduction. Our flagship brand, *Icy Hot*, achieved category leadership behind the continued strength of our *Icy Hot* Patch business and the incremental volume generated by the launch of the *Icy Hot* Sleeve. Developed by us with a patent pending, the *Icy Hot* Sleeve is designed to provide flexible, joint hugging pain relief to the knee, elbow, wrist and ankle. The *Icy Hot* Sleeve received heavy media support and advertising featuring NBA super-star Shaquille O'Neal.


Maximum Strength

Aspercreme provides odor-free pain relief for sufferers of arthritis and other joint and muscle pain. In the first quarter of fiscal 2005, we will launch a maximum strength, odor-free patch under our *Aspercreme* brand. The *Aspercreme* Back and Body Patch will provide arthritis sufferers an odor-free alternative in the growing patch segment. *Capzasin* is an arthritis pain reliever that contains capsaicin, the active ingredient that doctors recommend most for arthritis sufferers. *Sportscreme* is targeted at serious athletes as well as "weekend warriors". *Flexall* is marketed toward those who seek an aloe-vera based pain reliever for conditions such as chronic back pain or muscle strain. *Arthritis Hot* rounds out the portfolio and is positioned against private label products at a value price.


Stay In The Game!

We support our topical analgesic brands with extensive national television and radio advertising as well as targeted consumer promotions.

Medicated Skin Care Products

pHisoderm is a facial-care brand with an acne and adult line of cleansers, scrubs and other differentiated products. The brand has a strong heritage, but competes in the highly competitive adult facial care and teen acne categories. In fiscal 2005, in an effort to reverse declining sales over the past two years, the brand will focus its efforts behind an exciting new line of products introduced as pH_2O by *pHisoderm*. pH_2O by *pHisoderm* is positioned to leverage the strong brand heritage of *pHisoderm* with an updated entry into the adult facial care category. We will support pH_2O with national television, print advertising and consumer promotions targeted to women aged 20 to 49.




new!
anytime nurturing scrub

new!


pH
2

by pHisoderm®


pHisoderm


NEW
BLEMISH
pHisoderm®
CLEAR CONFIDENCE®
SKIN CARE




GOLD BOND
MEDICATED
BODY POWDER
TRIPLE ACTION RELIEF
EXTRA STRENGTH
GOLD BOND
HEALING
MEDICATED
SINCE 1908
MOISTURIZING
BODY LOTION
GOLD BOND
HEALING
MEDICATED
SINCE 1908
FOOT POWDER

Medicated Skin Care Products

Our *Gold Bond* brand competes in numerous product categories with specially formulated products for both adults and babies including body powder, foot care, first aid and therapeutic hand and body lotions. *Gold Bond* has long been the number one selling brand of medicated body powder domestically, and its strong brand equity among consumers has allowed us to launch successfully new line extensions, most recently under the *Gold Bond Ultimate* line.

In the third quarter of fiscal 2003, we launched *Gold Bond Ultimate* Healing Skin Therapy Lotion in a 5.5 ounce tube. In the third quarter of fiscal 2004, we added a 14 ounce pump to the product line, which enjoyed broad acceptance by retailers given the success of the original 5.5 ounce size. *Gold Bond Ultimate* Healing Skin Therapy Lotion heals and nurtures extremely dry, cracked and irritated skin with seven intensive moisturizers plus vitamins A, C & E. The *Gold Bond Ultimate* line will expand into the everyday bath powder category with the introduction of *Gold Bond Ultimate* Comfort Body Powder during the first quarter of fiscal 2005. *Gold Bond Ultimate* Comfort Body Powder is a talc-free powder that provides freshness, odor protection and moisture control and features the signature *Ultimate* fragrance. During the first quarter of fiscal 2004, we also expanded our presence in the foot care category with the successful launch of *Gold Bond* Therapeutic Foot Cream, an intensive moisturizing treatment that helps heal dry, rough and cracked heels and feet.

The *Gold Bond* product line is heavily supported by national television, print and radio advertising throughout most of the year as well as with proven consumer promotions such as sampling and coupons to further drive awareness and trial. We believe *Gold Bond* continues to represent a solid opportunity for growth both through our existing medicated product lines and the introduction of extensions under the *Ultimate* line.




ORIGINAL STRENGTH
GOLD BOND
HEALING
MEDICATED
SINCE 1908
BODY POWDER
TRIPLE ACTION RELIEF
COOLING ABSORBING
ITCH RELIEVING
NET WT. 10 OZ. (283 g)















ew formula...works faster!
Garlique
Cholesterol's Natural Enemy
Supports Cardiovascular Health*
XTRA STRENG
All-Natural Drug Free
NewPhas
COMPLETE
Helps Relieve*
• hot flashes
• night sweats
• irritability
Helps Suppo
• cardiovascula health
• strong bones
Ephedrine Free!
dexatrim
Natural

Dietary Supplements

Dexatrim is a leading brand in the diet pill category. We currently offer two versions of *Dexatrim*: *Dexatrim* Natural, a drug-free, all natural, dietary supplement available in green tea, caffeine-free and extra energy versions, and *Dexatrim* Results, a nutrition based weight control product which contains vitamins, minerals and antioxidants. In 2004, we introduced the *Dexatrim* All in One diet bar, which combines the benefits of a diet, energy and nutrition bar in one convenient product. The *Dexatrim* All in One bar is available in five flavors: Chocolate Toffee Crunch, White Chocolate Raspberry, Lemon Bar Crisp, Chocolate Peanut Butter and Oatmeal Cinnamon Crisp. In 2005, *Dexatrim* will launch *Dexatrim* Max, a diet pill containing Vitamin B Complex, Ginseng, Chromium and EGCG from Green Tea. *Dexatrim* Max will be introduced to consumers through television advertising and Sunday newspaper coupons.

We compete in the dietary supplements category with our *Sunsource* line of products. We focus the marketing of our *Sunsource* brands in two key areas: cardiovascular and menopausal health. *Garlique* garlic tablets support cardiovascular health and are positioned as an odor-free, one-per-day supplement now available in caplets. *New Phase* is a menopausal supplement that helps relieve the common discomforts of menopause, as well as providing support for strong bones and a healthy heart. In the first quarter of 2005, we will extend the *New Phase* franchise with the launch of an extra strength formula that contains more of the ingredient that helps relieve the common symptoms of menopause and includes Green Tea for energy. All *Sunsource* products are specially formulated to provide consumers with an all-natural, drug-free way to support their specific health care goals.




NEW!
The POWER to LOSE WEIGHT!
Kick starts your metabolism and your body
NEW!
Ephedra Free
dexatrim
Max
75 Caplets
Dietary Supplement
Maximum Weight Loss Power
dexatrim



Internal Analgesics



We compete in the menstrual analgesic category with two brands, *Pamprin* and *Prēmsyn PMS*. *Pamprin*, featuring three distinct formulas, seeks to provide complete relief of a woman's menstrual symptoms, while *Prēmsyn PMS* is designed to address specific symptoms of premenstrual syndrome. The target consumer for our menstrual analgesic business is women aged 18 to 49, and secondarily teen girls as they first enter the category. For *Pamprin* in 2004, we initiated a complete brand relaunch, which included streamlining the product offering, new packaging to improve shelf presence and launching the first new product line extension in ten years, *Pamprin* All Day. With naproxen sodium as its active ingredient, *Pamprin* All Day provides up to 12 hours of relief from cramps, backache and headache in one caplet. We supported the launch of *Pamprin* All Day a with television advertising campaign. In addition to continued advertising support for *Pamprin* All Day, we will support *Pamprin* Multi Symptom with television advertising in 2005.

Up to 12 Hour Relief of:
Menstrual Cramps
Muscle Aches
Headaches
Backaches

NEW!

MAXIMUM STRENGTH
Pamprin®
ALL DAY RELIEF
NAPROXEN SODIUM TABLETS, 220 mg
PAIN RELIEVER
FEVER REDUCER
ACTUAL SIZE
24 Caplets*
*CAPSULE-SHAPED TABLETS

Cramps
Bloating
Irritability
Headache
Backache

NEW LOOK!

MAXIMUM STRENGTH
Pamprin®
Menstrual Pain Relief
MULTI-SYMPTOM

Cramps
Bloating
Headache
Backache

NEW LOOK!

MAXIMUM STRENGTH
Pamprin®
Menstrual Pain Relief
CRAMP

Maximum Strength
Premsy
pms®
Premenstrual
Syndrome Relief







Selsun blue
Healthier Hair.
Healthier Scalp.
Doctor Recommended.
Medicated
Selsun blue
Healthier Hair.
Healthier Scalp.
Doctor Recommended.
Moisturizing
Selsun blue
Healthier Hair.
Healthier Scalp.
Doctor Recommended.
2-in-1
Selsun blue
Healthier Hair.
Healthier Scalp.
Doctor Recommended.



Medicated Dandruff Shampoos

Balanced


Medicated
with Menthol
maximum medicated control
Selsun blue
DANDRUFF SHAMPOO


Moisturizing
with Aloe
dandruff control for dry scalp and hair
Selsun blue
DANDRUFF SHAMPOO


2-in-1
controls as it shampoos and conditions
Selsun blue
DANDRUFF SHAMPOO


Medicated
with Menthol
maximum medicated control
Selsun blue
DANDRUFF SHAMPOO
selenium sulfide 1%
Healthier Hair.
Healthier Scalp.
Doctor Recommended
11 FL OZ (325 mL)
New!
restores moisture, strength & shine
leaves hair soft & manageable
Selsun blue
DANDRUFF CONDITIONER
Healthier Hair.
Healthier Scalp.



NEW BullFrog
Kids UV Defender
FastBlast™
SPF 36
Durable Defense™
4 Way
• UVA/UVB Protection
• Eight Hour Waterproof
• Hypoallergenic
• Dries Instantly
NET CONTENTS 4.7 FL OZ (138.9 ML)

AMPHIBIOUS® FORMULA
Bull Frog®
SUNBLOCK

Sun In
SPRAY IN

ULTRA SWIM®



Seasonal Products

Summer

We compete in the summer seasonal category with three brands: *BullFrog*, *Sun-In* and *UltraSwim*. *BullFrog* is a line of high quality, high SPF waterproof sunblocks. We launched SuperBlock Lotion Spray in 2004 to meet consumer demand for a spray lotion. In 2005, we will launch a complete line of childrens' sunblocks — *BullFrog* Kids UV Defender. All three formulas under the Kids UV Defender umbrella will stay true to *BullFrog*'s waterproof and high SPF heritage. The line will feature durable gel, fast dry spray and spray lotion formulas. This launch will be supported with print and radio advertising targeted towards mothers of children aged 4 to 12. The base *BullFrog* business will be supported with local and national radio as well as through event sponsorships and targeted sampling programs. *Sun-In*, a hair lightener, is available in two varieties of spray-on and a highlighting gel and is supported by print advertising in teen magazines, an interactive web site and promotional prepacks. *UltraSwim* is our line of swimmers' shampoos and conditioner. In addition to promotional prepacks, we support this brand through print advertising targeted at competitive and fitness swimmers to communicate that *UltraSwim* removes more chlorine from hair than ordinary shampoos.

Other Products

Our remaining products are smaller brands in a variety of niche markets. We generally attempt to maintain market share for these brands while focusing the bulk of our marketing and product development efforts on our major brands. These smaller brands include *Herpecin-L*, a lip care product that treats cold sores and protects lips from the harmful rays of the sun, *Benzodent*, a dental analgesic cream for pain related to dentures and *Mudd*, a line of facial cleansers developed by a dermatologist. We support *Herpecin-L* with national television advertising.



Our international business, which represented approximately 9% of our total revenues in fiscal 2004, has been concentrated in Canada, an export market conducted from our offices in the United Kingdom ("U.K.") and Ireland and in certain other countries in which *Selsun* is sold.

Selsun International

We plan to continue focusing our efforts on expanding *Selsun*'s international presence in existing key markets, such as Canada, Mexico, Brazil, the U.K. and Australia, as well as new markets in Central Europe and the Middle East. We also intend to leverage *Selsun*'s international marketing and distribution network to launch some of our other brands in countries where they are not currently being sold, including Brazil and Mexico. In certain international markets, we sell *Selsun* through a distributor and receive a royalty based on a percentage of distributor sales. Abbott, from whom we acquired *Selsun* in March 2002, will continue to manufacture *Selsun* for us for the European, Middle East and certain Latin American markets until July 2005. Abbott will also continue to serve as our distributor for *Selsun* in certain foreign countries under separate distribution agreements. We have entered into distributor agreements with third party distributors for *Selsun* in various international markets other than Canada and the U.K. in which we engage national brokers.

Europe

Our European business is conducted through Chattem Global Consumer Products Limited ("Chattem Global"), our newly established Irish subsidiary, located in Limerick, Ireland, and, prior to November 1, 2004, Chattem (U.K.) Limited ("Chattem (U.K.)"), a wholly-owned subsidiary located in Basingstoke, Hampshire, England. This unit also services distributors in various other worldwide locations. Packaging and distribution operations are conducted principally in Ireland with certain products sourced from our U.S. operations. Chattem uses a national broker in the U.K., while distributors are used to market and sell our products on the European continent and elsewhere. Our products sold in Europe include *Selsun*, *Sun-In*, *Mudd* and *UltraSwim*. CornSilk® is sold by Chattem (U.K.) under a licensing arrangement with the owner of its registered trademark. *Spray Blond* Spray-In Hair lightener is marketed only on the European continent. Certain of our over-the-counter health care products are sold by Chattem Global to customers in parts of Central Europe and the Middle East.

Canada

Chattem Canada, a wholly-owned subsidiary based in Mississauga, Ontario, Canada, markets and distributes certain of our consumer products throughout Canada. The manufacturing of these products is principally done in our facilities in Chattanooga, Tennessee, while some packaging is done in Mississauga. Chattem Canada utilizes a national broker for its sales efforts. Brands marketed and sold in Canada include *Selsun*, *Gold Bond*, *Pamprin*, *Sun-In*, *UltraSwim*, *pHisoderm*, *Aspercreme* and *Flexall*. In addition, we plan to launch our *Icy Hot* brand in Canada in 2005.

United States Export

Our United States export division services various distributors primarily located in the Caribbean and Latin America. We distribute *Selsun*, *Gold Bond*, *Dexatrim*, *pHisoderm* and certain of our topical analgesic products into these markets.


Selsun gold
Selsun blue
Selsun oro
Selsun azul
ICY HOT
GOLD BOND

Financial Highlights

Management's Discussion and Analysis of Financial Condition and Results of Operation

Except as otherwise indicated, all references in this Annual Report to Shareholders to "we", "us", "our" or "Chattem" refer to Chattem, Inc. and our subsidiaries. In addition, in this Annual Report to Shareholders, our fiscal years ended November 30, 2002, November 30, 2003 and November 30, 2004 are referred to as fiscal 2002, fiscal 2003 and fiscal 2004, respectively, and our fiscal year ending on November 30, 2005 is referred to as fiscal 2005. Also in this Annual Report to Shareholders, all share amounts reflect the two-for-one split of our common stock on November 29, 2002. Brand names that are italicized in this Annual Report to Shareholders refer to trademarks that we own or license.

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described in our filings with the Securities and Exchange Commission.

Overview

We are a leading marketer and manufacturer of a broad portfolio of branded over-the-counter ("OTC") healthcare products, toiletries and dietary supplements including such categories as topical analgesics, medicated skin care products, medicated dandruff shampoos and conditioner, dietary supplements, and other OTC and toiletry products. Our portfolio of products includes well-recognized brands such as:

- Topical analgesics such as *Icy Hot* and *Aspercreme*;
- Medicated skin care products such as *Gold Bond* medicated skin care powder, cream, lotion, first aid, and foot care products; and *pHisoderm* medicated acne treatment products and skin cleansers;
- *Selsun Blue* medicated dandruff shampoos and conditioner;
- Dietary supplements including *Dexatrim*, *Garlique* and *New Phase*; and
- Other OTC and toiletry products such as *Pamprin*, a menstrual analgesic; *Herpecin-L*, a lip care product; *Benzodent*, a dental analgesic cream; and toiletries such as *Bullfrog*, a line of sunblocks; *Ultraswim*, chlorine-removing shampoo; and *Sun-In*, a hair lightener.

Our products typically target niche markets that are often outside the core product areas of larger companies where we believe we can achieve and sustain significant market penetration through innovation and strong advertising and promotion support. Many of our products are among the U.S. market leaders in their respective categories. For example, our portfolio of topical analgesic brands and our *Gold Bond* medicated body powders have the leading U.S. market share in these categories. We support our brands through extensive and cost-effective advertising and promotion, the expenditures for which represented approximately 29% of our total revenues in fiscal 2004. We sell our products nationally through mass merchandiser, drug and food channels principally utilizing our own sales force.

Our net income margin (net income/total revenues) was 0.6%, 10.0% and 4.5% for fiscal 2004, 2003 and 2002, respectively. Our net income (excluding debt extinguishment, impairment and litigation settlement charges) margin (net income (excluding debt extinguishment, impairment and litigation settlement charges)/total revenues) was 13.3% for fiscal 2004. We believe that disclosure of net income (excluding debt extinguishment, impairment and litigation settlement charges) margin provides investors with useful information regarding our financial performance and allows for easier comparison with net income margin without the effect of the charges in prior periods. A reconciliation of net income (excluding debt extinguishment, impairment and litigation settlement charges) to net income for fiscal 2004 is presented in the following table:

	For the Year Ended November 30, 2004
	(dollars in thousands)
Net income	$ 1,614
Add:	
Loss on early extinguishment of debt	12,958
Impairment of indefinite-lived intangible assets	20,000
Litigation settlement charges	15,836
Benefit from income taxes	(16,102)
Net income (excluding debt extinguishment, impairment and litigation settlement charges)	$ 34,306
Net income (excluding debt extinguishment, impairment and litigation settlement charges) per common share (diluted)	$ 1.70
Net income (excluding debt extinguishment, impairment and litigation settlement charges) margin	13.3%

EBITDA, earnings before interest, taxes, depreciation and amortization, is a key non-GAAP financial measure used by us to measure operating performance but may not be comparable to similarly titled measures reported by other companies. The most directly comparable GAAP financial measure is net income. EBITDA and EBITDA (excluding impairment and litigation settlement charges) are used by us to supplement net income as an indicator of operating performance and not as an alternative to measures defined and required by U.S. generally accepted accounting principles. We consider EBITDA an important indicator of our operational strength and performance, including our ability to pay interest, service debt and fund capital expenditures. EBITDA should be considered in addition to, but not as a substitute for, operating income, net income and other measures of financial performance reported in accordance with U.S. generally accepted accounting principles. EBITDA is also one measure used in the calculation of certain ratios to determine our compliance with the terms of our Revolving Credit Facility.

A reconciliation of EBITDA and EBITDA (excluding impairment and litigation settlement charges) to net income is presented in the following table:

	For the Year Ended November 30,						
				Increase (Decrease)			
				Amount		Percentage	
	2004	2003	2002	2004 vs. 2003	2003 vs. 2002	2004 vs. 2003	2003 vs. 2002
	(dollars in thousands)						
Net income	$ 1,614	$ 23,371	$ 10,023	$ (21,757)	$ 13,348	(93.1)%	133.2%
Add:							
Cumulative effect of change in accounting principle	—	—	8,877	—	(8,877)	nm	nm
Provision for income taxes	795	12,260	11,582	(11,465)	678	(93.5)	5.9
Interest expense, net (1)	27,709	20,307	21,406	7,402	(1,099)	36.5	(5.1)
Depreciation and amortization less amounts included in interest	5,293	4,969	4,163	324	806	6.5	19.4
EBITDA	$ 35,411	$ 60,907	$ 56,051	$ (25,496)	$ 4,856	(41.9)	8.7
Impairment of indefinite-lived intangible assets	20,000	—	—	20,000	—	nm	nm
Litigation settlement charges	15,836	—	—	15,836	—	nm	nm
EBITDA (excluding impairment and litigation settlement charges)	$ 71,247	$ 60,907	$ 56,051	$ 10,340	$ 4,856	17.0	8.7
EBITDA margin (EBITDA/total revenues)	13.7%	26.1%	25.1%				
EBITDA (excluding impairment and litigation settlement charges) margin (EBITDA (excluding impairment and litigation settlement charges)/total revenues)	27.6%	26.1%	25.1%				

(1) Fiscal 2004 includes a loss on early extinguishment of debt of $13.0 million.

Developments During Fiscal 2004

In fiscal 2004, we introduced the following product line extensions: the *Icy Hot* Medicated Sleeve, *Dexatrim* All in One bar, *Selsun Blue* Conditioner, *Pamprin* All Day, *Bullfrog* SuperBlock Spray Lotion, *pHisoderm* Clear Confidence Self Heating Daily Scrub and Herbal Astringent and *Gold Bond* Therapeutic Foot Cream.

On February 26, 2004, we issued and sold $75.0 million of Floating Rate Senior Notes due March 1, 2010 (the "Floating Rate Notes") and $125.0 million of 7.0% Senior Subordinated Notes due March 1, 2014 (the "7.0% Subordinated Notes"), the proceeds of which were used to purchase all of our outstanding 8.875% senior subordinated notes and repay the outstanding debt under our prior credit facility.

Also, on February 26, 2004, we entered into a new Senior Secured Revolving Credit Facility (the "Revolving Credit Facility") with a syndicate of commercial banks led by Bank of America, N.A., as agent, that enables us to borrow up to a total of $50.0 million under the Revolving Credit Facility.

On April 13, 2004, we entered into a class action settlement agreement with representatives of the plaintiffs' settlement class, which provided for a national class action settlement of all *Dexatrim* phenylpropanolamine ("PPA") claims, both federal and state. On November 12, 2004, Judge Barbara J. Rothstein of the United States District Court for the Western District of Washington entered a final order and judgment certifying the class and granting approval of the *Dexatrim* PPA settlement.

During the first nine months of fiscal 2004, we incurred settlement, legal and administrative costs and expenses associated with the *Dexatrim* litigation totaling $4.5 million. Prior to the fourth quarter, we were unable to reasonably estimate the amount of liability related to the *Dexatrim* litigation, due to the significant assumptions and uncertainty involved in estimating the value of cases involved. As a result of the final approval of the *Dexatrim* PPA settlement on November 12, 2004 and the term sheet of settlement reached with Interstate on December 13, 2004, as of November 30, 2004 we were able to estimate the probable loss related to the *Dexatrim* litigation. Based on the estimated litigation settlement costs relating to our *Dexatrim* products, we recorded a litigation settlement charge of $11.3 million in the fourth quarter of fiscal 2004 of which $9.5 million is included in accrued liabilities in our November 30, 2004 Consolidated Balance Sheet. We currently do not expect to record any additional charges relative to the settlement of the PPA litigation.

At the end of fiscal 2004, we had completed the transition of *Selsun's* international manufacturing and marketing operations from its prior owner, Abbott Laboratories ("Abbott"), to us in approximately 80 foreign countries, including markets whose combined sales represent approximately 94% of *Selsun* international sales. Abbott will continue to manufacture *Selsun* for us for the European, Middle East and certain Latin American markets for an additional period ending July 2005 and will also serve as our distributor for *Selsun* in certain other foreign countries.

As a result of a decline in sales and reforecasted expected future cash flows in the fourth quarter, we reperformed the impairment test as prescribed by Statement of Financial Accounting Standards ("SFAS") No. 142 "Goodwill and Other Intangible Assets" ("SFAS 142") and determined that a revaluation was required for our *Dexatrim* product line at November 30, 2004. We obtained an independent appraisal to determine the fair value of the indefinite-lived intangible asset related to this product line. As a result, we incurred an impairment charge of $20.0 million.

Recent Developments

On December 13, 2004, we also entered into a term sheet of settlement with Interstate with regard to Interstate Fire & Casualty Company's ("Interstate") lawsuit to rescind its $25.0 million of excess coverage for product liability claims relating to *Dexatrim* products containing PPA. In accordance with the term sheet of settlement, Interstate will provide coverage of *Dexatrim* PPA claims that are covered by its policy after $78.5 million has been paid toward covered claims. Once the $78.5 million threshold is met, Interstate will pay 100% of the next $4.0 million of claims covered by its policy; 75% of the next $8.5 million of such claims; and 50% of the last $12.5 million of such claims. We are responsible for any claims not covered by the Interstate policy either because the alleged injury did not occur before May 31, 2001, or the claim was first made against us after May 31, 2004. In addition, under the term sheet of settlement, we and Interstate will dismiss all claims and counterclaims filed against each other, and we will release all claims against Interstate relating to the excess coverage product liability insurance.

Results of Operations

The following table sets forth, for income before change in accounting principle and for the periods indicated, certain items from our Consolidated Statements of Income expressed as a percentage of total revenues:

	Year Ended November 30,		
	2004	2003	2002
TOTAL REVENUES	100.0%	100.0%	100.0%
COSTS AND EXPENSES:			
Cost of sales	28.3	28.4	28.1
Advertising and promotion	29.0	30.2	30.6
Selling, general and administrative	17.1	17.5	18.0
Impairment of indefinite-lived intangible assets	7.8	—	—
Litigation settlement	6.1	—	—
Total costs and expenses	88.3	76.1	76.7
INCOME FROM OPERATIONS	11.7	23.9	23.3
OTHER INCOME (EXPENSE):			
Interest expense	(5.9)	(8.8)	(9.5)
Investment and other income (expense), net	0.1	0.1	(0.1)
Loss on early extinguishment of debt	(5.0)	—	—
Total other income (expense)	(10.8)	(8.7)	(9.6)
INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	0.9	15.2	13.7
PROVISION FOR INCOME TAXES	0.3	5.2	5.2
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	0.6%	10.0%	8.5%

Critical Accounting Policies

The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to use estimates. Several different estimates or methods can be used by management that might yield different results. The following are the significant estimates used by management in the preparation of the November 30, 2004 consolidated financial statements:

Allowance for Doubtful Accounts

As of November 30, 2004, an estimate was made of the collectibility of the outstanding accounts receivable balances. This estimate requires the utilization of outside credit services, knowledge about the customer and the customer's industry, new developments in the customer's industry and operating results of the customer as well as general economic conditions and historical trends. When all these facts are compiled, a judgment as to the collectibility of the individual account is made. Many factors can impact this estimate, including those noted in this paragraph. The adequacy of the estimated allowance may be impacted by the deterioration in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies and the competitive environment in which the customer operates.

Revenue Recognition

Revenue is recognized when our products are shipped to our customers. It is generally our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, we accrue an estimated amount for product returns, as a reduction of these sales, based upon our historical experience and any known specific events that affect the accrual. We charge the allowance account resulting from this accrual with any authorized deduction from remittance by the customer or product returns upon receipt of the product.

In accordance with industry practice, we allow our customers to return unsold sun care products (i.e. *Bullfrog* and *Sun In* lines of products) at the end of the sun care season. We record the sales at the time the products are shipped and title transfers. At the time of shipment, we also record a reduction in sales and an allowance on our balance sheet for anticipated returns based upon an estimated return level. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels and competitive conditions. Each percentage point change in our return rate would impact our net sales by approximately $0.2 million. During fiscal 2004, we reduced our estimate of seasonal returns by approximately $0.9 million, which resulted in an increase to net sales in our consolidated financial statements, as compared to approximately $0.3 million and $0.4 million increases in our estimates in fiscal 2003 and 2002, respectively. During fiscal 2004 and 2003, we also reduced our estimate of non-seasonal returns by approximately $0.8 million and $0.7 million, respectively, which resulted in an increase to net sales in our consolidated financial statements, as compared to an approximately $0.7 million increase in our estimate in fiscal 2002.

We routinely enter into agreements with our customers to participate in promotional programs. These programs generally take the form of coupons, temporary price reductions, scan downs, display activity and participations in advertising vehicles provided uniquely by the customer. The ultimate cost of these programs is often variable based on the number of units actually sold. Estimated unit sales of a product under a promotional program are used to estimate the total cost of the program, which is recorded as a reduction of sales. Actual results can differ from the original estimate. We also consider customer delays in requesting promotional program payments when evaluating the required accrual. Many customers audit programs significantly after the date of performance to determine the actual amount due and make a claim for reimbursement at that time. As a result, changes in the unit sales trends under promotional programs as well as the timing of payments could result in changes in the accrual. During fiscal 2004 and 2003, we reduced our estimate of promotional accruals by approximately $1.6 million and $2.3 million, respectively, which resulted in an increase to net sales or a decrease in advertising and promotion expense in our consolidated financial statements, as compared to an increase in our estimate of approximately $4.0 million in fiscal 2002.

Income Taxes

We account for income taxes using the asset and liability approach as prescribed by SFAS No. 109, "Accounting for Income Taxes". This approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of an asset or liability. We record income tax expense in our consolidated financial statements based on an estimated annual effective income tax rate. We revised our annual estimated income tax rate during fiscal 2004 to 33% as a result of the implementation of a number of foreign and state tax planning initiatives, which include our determination during the third quarter of fiscal 2004 to reinvest indefinitely all undistributed earnings of Chattem (Canada), a wholly-owned subsidiary.

Undistributed earnings of Chattem (Canada) amounted to approximately $1.8 million during fiscal 2004. These earnings are considered to be reinvested indefinitely and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits).

For additional information regarding our significant accounting policies, see Note 2 of Notes to Consolidated Financial Statements.

Fiscal 2004 Compared to Fiscal 2003

To facilitate discussion of our operating results for the years ended November 30, 2004 and 2003, we have included the following selected data from our Consolidated Statements of Income:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2004	2003	Amount	Percentage
	(dollars in thousands)			
Domestic net sales	$ 234,003	$ 209,874	$ 24,129	11.5%
International revenues (including royalties)	24,152	23,875	277	1.2
Total revenues	258,155	233,749	24,406	10.4
Cost of sales	73,103	66,386	6,717	10.1
Advertising and promotion expense	74,929	70,622	4,307	6.1
Selling, general and administrative expense	44,169	40,803	3,366	8.2
Impairment of indefinite-lived intangible assets	20,000	--	20,000	nm
Litigation settlement charges	15,836	--	15,836	nm
Interest expense	15,049	20,431	(5,382)	(26.3)
Loss on early extinguishment of debt	12,958	--	12,958	nm
Net income	1,614	23,371	(21,757)	(93.1)

Domestic Net Sales

Domestic net sales for fiscal 2004 increased $24.1 million or 11.5% as compared to fiscal 2003. For a description of each brand included in the category, see the Domestic Product Overview section of this Annual Report to Shareholders. A comparison of domestic net sales for the categories of products included in our portfolio of OTC healthcare products is as follows:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2004	2003	Amount	Percentage
	(dollars in thousands)			
Topical analgesics	$ 76,300	$ 58,594	$ 17,706	30.2%
Medicated skin care products	60,495	56,528	3,967	7.0
Dietary supplements	33,011	37,420	(4,409)	(11.8)
Medicated dandruff shampoos and conditioner	31,309	28,351	2,958	10.4
Other OTC and toiletry products	32,888	28,981	3,907	13.5
Total	$ 234,003	$ 209,874	$ 24,129	11.5

Net sales growth in the topical analgesics category was led by a 57% increase in sales of *Icy Hot*, which was primarily driven by the continued strength of the *Icy Hot* Back Patch and the newly introduced *Icy Hot* Medicated Sleeve. Net sales growth in this category also resulted from 34% and 12% sales increases in *Capzasin* and *Aspercreme*, respectively. The overall sales growth in this category was partially offset by a decline in sales of *Flexall* as competition from inside and outside the category increased and media support was curtailed.

Net sales growth in the medicated skin care products category resulted from a 14% increase in the *Gold Bond* franchise. *Gold Bond* sales growth was attributable to 46%, 27% and 24% increases from the lotion, foot care and cream lines, respectively, and was partially offset by declines in the first aid portion of the business. The increase in sales from the *Gold Bond* lotion line of products was attributable to the successful launch of *Gold Bond Ultimate* Healing Skin Therapy Lotion in the third quarter of fiscal 2003. Sales growth in the medicated skin care products category was also offset by a 15% decrease in *pHisoderm* sales due to increased competition.

Net sales for the dietary supplements category declined primarily due to a 47% decrease in *Dexatrim* diet pill sales. Sales of *Dexatrim* were impacted by the overall decline in the diet pill market resulting in part from negative ephedrine publicity and the impact of low carbohydrate diet products. The decline in net sales of *Dexatrim* diet pills was partially offset by sales of the *Dexatrim* All in One bar, which was introduced in the first quarter of fiscal 2004. The *Dexatrim* All in One bar sales were lower than expected for fiscal 2004, as the category has proved to be more promotional and seasonal than we expected.

Domestic net sales of *Selsun Blue* medicated dandruff shampoo increased due to an effective advertising campaign and sales of *Selsun Blue* conditioner, which was launched in the first quarter of fiscal 2004.

The increase in net sales for the other OTC and toiletry products category was due primarily to sales increases of *Pamprin* and *Bullfrog*. The increase in sales of *Pamprin* was primarily attributable to the introduction of *Pamprin* All Day in the first quarter of fiscal 2004. The increase in sales of *Bullfrog* was primarily attributable to expanded distribution and increased sales of pre-pack displays.

Domestic sales variances were principally the result of changes in unit sales volumes with the exception of *Pamprin, Prēmsyn PMS, pHisoderm, Flexall, Aspercreme, Capzasin* and *Sportscreme*, for which we implemented a unit sales price increase.

International Revenues

For fiscal 2004, international revenues increased $0.3 million or 1.2% as compared to fiscal 2003 due principally to increases in *Selsun* sales in Canada, Europe and Latin America and favorable foreign currency translation. International sales variances were principally the result of changes in unit sales volumes.

Cost of Sales

Cost of sales as a percentage of total revenues was 28.3% for fiscal 2004 as compared to 28.4% for fiscal 2003. Cost of sales in fiscal 2004 increased $6.7 million due primarily to sales of the *Dexatrim* All in One bar, the *Icy Hot* Back Patch and the *Icy Hot* Medicated Sleeve, all of which have lower profit margins than most of our other products.

Advertising and Promotion Expense

Advertising and promotion expenses in fiscal 2004 increased $4.3 million or 6.1% as compared to fiscal 2003 and were 29.0% of total revenues for 2004 compared to 30.2% for the comparable period of fiscal 2003. Support for new product introductions drove an increase in advertising and promotion expenditures in the current period for *Icy Hot, Pamprin, Dexatrim* All in One bar, *Selsun Blue* and the *Gold Bond* lotion and foot care lines.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased $3.4 million or 8.2% as compared to fiscal 2003. Selling, general and administrative expenses were 17.1% and 17.5% of total revenues for fiscal 2004 and 2003, respectively. An increase in sales was primarily responsible for the increase in selling expense. In addition, freight expenses increased due to the increase in fuel costs. The increase in general and administrative expenses was largely a result of increased incentive compensation and new product development expenses as well as expenses related to compliance with the Sarbanes-Oxley Act of 2002.

Impairment of Indefinite-Lived Intangible Assets

As a result of a decline in sales and reforecasted expected future cash flows in the fourth quarter, we reperformed the impairment test as prescribed by SFAS 142 and determined that a revaluation was required for our *Dexatrim* product line at November 30, 2004. We obtained an independent appraisal to determine the fair value of the indefinite-lived intangible asset related to this product line. As a result, we incurred an impairment charge of $20.0 million.

Litigation Settlement Charges

Litigation settlement charges were $15.8 million in fiscal 2004. This expense was attributable to legal, administrative and estimated settlement costs related to our *Dexatrim* litigation.

Interest Expense

Interest expense decreased $5.4 million or 26.3% in fiscal 2004 as compared to fiscal 2003. The decrease was largely the result of lower interest rates and a reduction in outstanding debt as a result of our debt refinancing completed during the first quarter of fiscal 2004. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our total revenues.

Loss on Early Extinguishment of Debt

During fiscal 2004, we retired $204.5 million principal amount of our 8.875% senior subordinated notes and the remaining outstanding balance of our $60.0 million senior secured credit facility, which resulted in a loss on early extinguishment of debt of $13.0 million.

Fiscal 2003 Compared to Fiscal 2002

To facilitate discussion of our operating results for the years ended November 30, 2003 and 2002, we have included the following selected data from our Consolidated Statements of Income:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2003	2002	Amount	Percentage
	(dollars in thousands)			
Domestic net sales	$ 209,874	$ 202,074	$ 7,800	3.9%
International revenues (including royalties)	23,875	21,042	2,833	13.5
Total revenues	233,749	223,116	10,633	4.8
Cost of sales	66,386	62,757	3,629	5.8
Advertising and promotion expense	70,622	68,259	2,363	3.5
Selling, general and administrative expense	40,803	40,212	591	1.5
Interest expense	20,431	21,292	(861)	(4.0)
Investment and other income (expense), net	124	(114)	238	208.8
Income before change in accounting principle	23,371	18,900	4,471	23.7
Cumulative effect of change in accounting principle	—	8,877	(8,877)	nm
Net income	23,371	10,023	13,348	133.2

Domestic Net Sales

Domestic net sales for fiscal 2003 increased $7.8 million or 3.9% as compared to fiscal 2002. For a description of each brand included in the category, see the Domestic Product Overview section of this Annual Report to Shareholders. A comparison of domestic net sales for the categories of products included in our portfolio of OTC healthcare products is as follows:

	For the Year Ended November 30,			
			Increase (Decrease)	
	2003	2002	Amount	Percentage
	(dollars in thousands)			
Topical analgesics	$ 58,594	$ 61,219	$ (2,625)	(4.3)%
Medicated skin care products	56,528	51,355	5,173	10.1
Dietary supplements	37,420	41,968	(4,548)	(10.8)
Medicated dandruff shampoos	28,351	15,076	13,275	88.1
Other OTC and toiletry products	28,981	32,456	(3,475)	(10.7)
Total	$ 209,874	$ 202,074	$ 7,800	3.9

With the exception of *Icy Hot*, sales declines were recorded for our topical analgesic portfolio (*Icy Hot, Flexall, Aspercreme, Sportscreme, Capzasin*, and *Arthritis Hot*) as competition from inside and outside the category increased. Sales of *Icy Hot* grew principally due to the introduction of the *Icy Hot* Back Patch.

Net sales growth in the medicated skin care products category was led by an increase of approximately 17% in the *Gold Bond* franchise. *Gold Bond* sales growth was attributable to the successful launch of two new first aid items and the Antifungal Foot Swab in the first quarter and *Gold Bond Ultimate* Healing Skin Therapy Lotion in the third quarter of fiscal 2003. In addition, *Gold Bond* sales growth came from the lotion and foot care lines. The increase was partially offset by a decrease of approximately 7% in *pHisoderm* net sales compared to the prior year when the brand was relaunched and the *pHisoderm Clear Confidence* Acne Body Wash, *pHisoderm Clear Confidence* Acne Facial Mask and *pHisoderm Clear Confidence* Acne Clear Swab products were initially shipped to retailers.

Net sales for the dietary supplement category declined primarily due to a 28.2% drop in *Dexatrim* sales from fiscal 2002. Sales of *Dexatrim* were impacted by the overall decline in the diet pill market driven by negative ephedrine publicity. The decline in net sales of *Dexatrim* was partially offset by increased sales of *Garlique* and *New Phase*. The increase in net sales of

Garlique and *New Phase* was primarily attributable to effective media campaigns and in the case of *New Phase* increased distribution.

Domestic net sales of *Selsun Blue* medicated dandruff shampoo, which was acquired in March 2002, continued to benefit from a strong advertising campaign and increased retail distribution.

The decrease in net sales of other OTC products was due primarily to sales declines of *Pamprin* and *Prēmsyn PMS*, as a result of intense competition.

Domestic sales variances were principally the result of changes in unit sales volumes with the exception of *New Phase*, which experienced a unit sales price increase.

International Revenues

For fiscal 2003, international revenues, including royalties of $1.2 million from the sales of *Selsun*, increased $2.8 million or 13.5% as compared to fiscal 2002. Our Canadian and U.K. subsidiaries experienced a 19.5% and 2.6% sales increase, respectively, primarily as a result of *Selsun* sales. Other international revenues increased 27.4% almost entirely as a result of the acquisition of *Selsun Blue* in the second quarter of fiscal 2002. Sales variances for international operations were principally the result of changes in unit sales volumes.

Cost of Sales

Cost of sales as a percentage of total revenues was 28.4% for fiscal 2003 as compared to 28.1% for fiscal 2002. In fiscal 2003, cost of sales increased as a result of higher material costs and manufacturing overhead partially offset by decreased costs resulting from the transition of the North American manufacturing of *Selsun Blue* to our facility in Chattanooga.

Advertising and Promotion Expense

Advertising and promotion expenses increased $2.4 million or 3.5% as compared to fiscal 2002 and were 30.2% of total revenues for fiscal 2003 compared to 30.6% for fiscal 2002. Increases in advertising and promotion expenditures in fiscal 2003 were recorded for *Icy Hot, Flexall, Sportscreme*, the recently introduced *Gold Bond* products, *New Phase, Selsun Blue, Bullfrog*, and *Herpecin-L*. Decreases in advertising and promotion expenditures were recognized for the balance of the topical analgesic brands, *pHisoderm*, *Dexatrim*, *Mudd*, *Pamprin*, *Garlique*, and the other *Gold Bond* products.

Selling, General and Administrative Expense

Selling, general and administrative expenses increased $0.6 million or 1.5% as compared to fiscal 2002. Selling, general and administrative expenses were 17.5% and 18.0% of total revenues for fiscal 2003 and 2002, respectively. The increase in selling, general and administrative expenses was largely a result of international severance costs and legal expenses related to the *Dexatrim* with PPA and the Kemper litigation.

Interest Expense

Interest expense decreased $0.9 million or 4.0% as compared to fiscal 2002. The decrease was largely the result of lower outstanding balances under our Credit Facility. Until our indebtedness is reduced substantially, interest expense will continue to represent a significant percentage of our total revenues.

Investment and Other Income

Investment and other income increased $0.2 million or 208.8% as compared to fiscal 2002 primarily due to a fiscal 2002 charge of approximately $0.4 million related to the write-off of equipment offset by a decline in interest income in fiscal 2003. The use of cash and cash equivalents to make principal payments on our Credit Facility and lower interest rates on short-term investments contributed to the decrease in interest income.

Income Before Change in Accounting Principle

Income before change in accounting principle increased $4.5 million or 23.7% as compared to fiscal 2002. This increase primarily resulted from lower costs and expenses as a percentage of revenues and increased revenues.

Cumulative Effect of Change in Accounting Principle

In the first quarter of fiscal 2002, we adopted the provisions of SFAS 142, which requires us to perform certain fair-value-based tests of the carrying value of our indefinite-lived intangible assets upon adoption and thereafter at least annually and to discontinue amortization of our indefinite-lived intangible assets. Upon adoption of SFAS 142, we obtained independent appraisals to determine the fair value of these assets as of December 1, 2001 and recorded a write-down of $8.9 million, net of income tax benefit of $5.4 million, as a cumulative effect of change in accounting principle and discontinued the amortization of our indefinite-lived intangible assets. The write-down was primarily related to our *Sunsource* product line, which experienced a decline in sales volume since its initial purchase in 1997, and to a lesser degree our *Dexatrim* product line, which discontinued the marketing of one of its products in November 2000.

Liquidity and Capital Resources

We have historically funded our operations with a combination of internally generated funds and borrowings. Our principal uses of cash are for operating expenses, servicing long-term debt, acquisitions, working capital, repurchases of our common stock, payment of income taxes and capital expenditures.

Cash of $44.7 million and $31.5 million was provided by operations in fiscal 2004 and 2003, respectively. Cash flows from operating activities in fiscal 2004 were impacted by an increase in the tax benefit realized from stock option exercises as compared to the corresponding period of fiscal 2003 and an increase in accounts payable and accrued liabilities offset by an increase in accounts receivable and inventories and a decrease in deferred income taxes. The increase in accounts payable and accrued liabilities related primarily to legal, administrative and settlement costs associated with our *Dexatrim* litigation. The increase in accounts receivable related primarily to an increase in sales, an increase in international receivables and a decrease in the allowance for returns. The increase in inventories reflects the building of inventory to support new product launches in the first quarter of fiscal 2005. In addition, a loss on early extinguishment of debt of $13.0 million and an impairment charge of $20.0 million related to our *Dexatrim* product line were recorded during fiscal 2004.

Investing activities used cash of $5.5 million and $4.4 million in fiscal 2004 and 2003, respectively. The increase in usage of cash was primarily due to reduced spending on capital expenditures, an increase in the cash surrender value of our executive life insurance policies and the change in the funding status of our pension plan from a liability as of November 30, 2003 to an asset as of November 30, 2004. In fiscal 2003, capital expenditures related primarily to equipment and facility modifications to produce *Selsun Blue* domestically and construction of our new product development building.

Financing activities used cash of $26.2 million and $16.1 million in fiscal 2004 and 2003, respectively. The increase in cash used in financing activities in the current period was attributable to a net repayment of long-term debt of $12.3 million, an increase in debt issuance costs and debt retirement costs of $13.6 million related to the refinancing transactions, a payment of $1.4 million for a premium on the interest rate cap agreement and $5.0 million used to repurchase shares offset by proceeds from the exercise of stock options of $6.1 million.

As of November 30, 2004, our total debt consisted of our Floating Rate Notes of $75.0 million and 7.0% Subordinated Notes of $125.0 million. As of November 30, 2004 and February 7, 2005, we had no borrowings outstanding under our Revolving Credit Facility with available borrowings up to $50.0 million. Borrowings under our Revolving Credit Facility bear interest at LIBOR plus applicable percentages of 1.75% to 2.50% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of 0.25% to 1.0% (5.50% as of November 30, 2004). The applicable percentages are calculated based on our leverage ratio. The Floating Rate Notes bear interest at a three-month LIBOR plus 3.00% per year (4.78% as of November 30, 2004). On March 8, 2004, we entered into an interest rate cap agreement effective June 1, 2004 with decreasing annual notional principal amounts of $15.0 million beginning March 1, 2006 and cap rates ranging from 4.0% to 5.0% over the life of the agreement. We paid a $1.4 million premium to enter into the interest rate cap agreement, which will be amortized over the life of the agreement. The current portion of the premium on the interest rate cap agreement of $0.1 million is included in prepaid expenses and other current assets, and the long-term portion of $0.8 million is included in other noncurrent assets. The amortized value of the premium on the interest rate cap was compared to its fair value as of November 30, 2004, and a charge of $0.3 million, net of tax, was recorded to other comprehensive income. The interest rate cap agreement terminates on March 1, 2010.

In January 2004, our board of directors increased the total authorization to repurchase our common stock under our stock buyback program to $20.0 million. During fiscal 2004, we repurchased 190,700 shares for $5.0 million. The remaining availability under the board authorization was $15.0 million as of November 30, 2004. In January 2005, the board of directors increased the total authorization to repurchase our common stock under the buyback program to $30.0 million. We are limited in our ability to repurchase shares due to restrictions under the terms of our Revolving Credit Facility and the indentures pursuant to which the Floating Rate Notes and 7.0% Subordinated Notes were issued.

We believe that cash provided by operating activities, our cash and cash equivalents balance and funds available under our Revolving Credit Facility will be sufficient to fund our capital expenditures, debt service and working capital requirements for the foreseeable future as our business is currently conducted. It is likely that any acquisitions we make in the future will require us to obtain additional financing.

Contractual Obligations

The following data summarizes our contractual obligations as of November 30, 2004. We had no commercial obligations as of November 30, 2004:

Contractual Obligations:	Total	Within 1 year	Payments due by 2-3 years	4-5 years	After 5 years
			(dollars in thousands)		
Long-term debt	$ 200,000	$ --	$ --	$ --	$ 200,000
Operating leases	2,203	516	716	405	566
Purchase commitments	1,688	1,394	294	--	--
Total	$ 203,891	$ 1,910	$ 1,010	$ 405	$ 200,566

Purchase orders or contracts for the purchase of inventory and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. Our purchase orders are based on our current distribution needs and are fulfilled by our vendors within short time horizons. We do not have significant agreements for the purchase of inventory or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months.

Foreign Operations

Historically, our primary foreign operations have been conducted through our Canadian and United Kingdom ("U.K.") subsidiaries. As of November 1, 2004, our European business is conducted through Chattem Global Consumer Products Limited, a wholly-owned subsidiary located in Limerick, Ireland. The functional currencies of these subsidiaries are Canadian dollars, British pounds and Euros, respectively. Fluctuations in exchange rates can impact operating results, including total revenues and expenses, when translations of the subsidiary financial statements are made in accordance with SFAS No. 52, "Foreign Currency Translation". For fiscal 2004 and 2003, these subsidiaries accounted for 7% and 8% of total revenues, respectively, and 4% and 3% of total assets, respectively. It has not been our practice to hedge our assets and liabilities in Canada, the U.K. and Ireland or our intercompany transactions due to the inherent risks associated with foreign currency hedging transactions and the timing of payments between us and our foreign subsidiaries. Following our acquisition of *Selsun Blue*, which is sold in approximately 80 foreign countries, our international business operations have expanded significantly, which will increase our exposure to fluctuations in foreign exchange rates. During fiscal 2004, a portion of these foreign sales was reflected as royalties, which have been paid to us in U.S. dollars. In addition, Abbott has continued to supply a portion of our international product where appropriate and bill us in U.S. dollars. Beginning April 1, 2004, we were billed in local currencies. Historically, gains or losses from foreign currency transactions have not had a material impact on our operating results. Gains of $0.2 million for each year ended November 30, 2004 and 2003, respectively, resulted from foreign currency transactions and are included in selling, general and administrative expenses in the Consolidated Statements of Income.

Recent Accounting Pronouncements

In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). We adopted SFAS 143 on December 1, 2002. SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The adoption of SFAS 143 did not have an impact on our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). We adopted SFAS 145 on December 1, 2002. SFAS 145 requires us to include gains and losses on extinguishments of debt as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt". We are also required to reclassify any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented. SFAS 145 also provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions and various other technical corrections. The application of SFAS 145 resulted in the classification of the loss on early extinguishment of debt of $13.0 million in fiscal 2004 as a component of income before income tax and change in accounting principle.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). We adopted SFAS 146 on January 1, 2003. SFAS 146 supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity's commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The application of SFAS 146 did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 supercedes Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," and provides guidance on the recognition and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. We had no instruments or guarantees that required additional or enhanced disclosure under FIN 45 at November 30, 2004 and 2003, except as disclosed in Note 14, and no guarantees issued or modified after December 31, 2002 that required recognition and measurement in accordance with the provisions of FIN 45. The adoption of FIN 45 did not have an impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS 148 also amends Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. We implemented the interim disclosure provision in our first fiscal quarter of 2003. The adoption of SFAS 148 did not have an impact on our financial position, results of operations or cash flows.

In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), which supercedes Interpretation No. 46, "Consolidation of Variable Interest Entities" issued in January 2003. FIN 46R requires a company to consolidate a variable interest entity ("VIE"), as defined, when the company will absorb a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns or both. FIN 46R also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN 46R applies immediately to a VIE created or acquired after January 31, 2003. For a VIE created before February 1, 2003, FIN 46R applies in the first fiscal year or interim period beginning after March 15, 2004, our third fiscal quarter beginning June 1, 2004. Application of FIN 46R is also required in financial statements that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. The adoption of FIN 46R did not have an impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have an impact on our financial position, results of operations or cash flows.

In November 2004, the EITF reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). Under the consensus, the approach for assessing whether cash flows of the component have been eliminated from the ongoing operations of the entity focuses on whether continuing cash flows are direct or indirect cash flows. Cash flows of the component would not be eliminated if the continuing cash flows to the entity are considered direct cash flows. The consensus should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The adoption of EITF 03-13 is not expected to have an impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows". SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. This statement is effective for our interim periods beginning after June 15, 2005. We are currently evaluating the provisions of SFAS 123R to determine its impact on our future financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"). SFAS 153 amends the guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate certain exceptions to the principle that exchanges of nonmonetary assets be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement is effective for nonmonetary asset exchanges in fiscal years beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have an impact on our financial position, results of operations or cash flows.

Forward Looking Statements

We may from time to time make written and oral forward-looking statements. Written forward-looking statements may appear in documents filed with the Securities and Exchange Commission, in press releases and in reports to shareholders. The Private Securities Litigation Reform Act of 1995 contains a safe harbor for forward-looking statements. We rely on this safe harbor in making such disclosures. The forward-looking statements are based on management's current beliefs and assumptions about expectations, estimates, strategies and projections. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. We undertake no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise. The risks, uncertainties and assumptions of the forward-looking statements include, but are not limited to, the lack of availability, limits of coverage and expense related to product liability insurance, the reduction of available insurance coverage as proceeds are used to fund any product liability settlements or awards; the possibility of other product liability claims, including claims relating to the prior existence of ephedrine in *Dexatrim* products or arising from the FDA's rule banning the sale of dietary supplements containing ephedrine; our ability to fund liabilities from product liability claims greater than our insurance coverage or outside the scope of insurance coverage; the possible effect of the negative public perception resulting from product liability claims on sales of *Dexatrim* products without PPA or ephedrine; the impact of brand acquisitions and divestitures; the impact of gains or losses resulting from product acquisitions or divestitures; product demand and market acceptance risks; product development risks, such as delays or difficulties in developing, producing and marketing new products or line extensions; the impact of competitive products, pricing and advertising; our ability to sell and market *Selsun* internationally where we have only limited experience and infrastructure; constraints resulting from our financial condition, including the degree to which we are leveraged, debt service requirements and restrictions under indentures and loan agreements; government regulations; risks of loss of material customers; public perception regarding our products; dependence on third party manufacturers; environmental matters; and other risks described in our Securities and Exchange Commission filings.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risk from changes in interest rates and foreign currency exchange rates, which may adversely affect our results of operations and financial condition. We seek to minimize the risks from these interest rates and foreign currency exchange rate fluctuations through our regular operating and financing activities.

Our exposure to interest rate risk currently consists of our Floating Rate Notes and our Revolving Credit Facility. The aggregate balance outstanding under the Floating Rate Notes as of November 30, 2004 was $75.0 million. The Floating Rate Notes bear interest at a three-month LIBOR plus 3.00% per year (4.78% as of November 30, 2004). Loans under our Revolving Credit Facility bear interest at LIBOR plus applicable percentages of 1.75% to 2.50% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of 0.25% to 1.0%. The applicable percentages are calculated based on our leverage ratio. As of November 30, 2004, no amounts had been borrowed under the Revolving Credit Facility, and the variable rate on the Revolving Credit Facility was 5.50%. The 7.0% Subordinated Notes are fixed interest rate obligations. On March 8, 2004, we entered into an interest rate cap agreement effective June 1, 2004 with decreasing annual notional principal amounts of $15.0 million beginning March 1, 2006 and cap rates ranging from 4.0% to 5.0% over the life of the agreement. The amortized value of the premium on the interest rate cap was compared to its fair value as of November 30, 2004, and a charge of $0.3 million, net of tax, was recorded to other comprehensive income. The interest rate cap agreement terminates on March 1, 2010. The impact on our results of operations of a one-point rate change on the balance currently outstanding of our Floating Rate Notes for the next twelve months would be approximately $0.5 million, net of tax.

We are subject to risk from changes in the foreign exchange rates relating to our Canadian, U.K. and Irish subsidiaries. Assets and liabilities of these subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and losses, which result from foreign currency transactions, are included in the Consolidated Statements of Income. Abbott has continued to supply a portion of our international product where appropriate and bill us in U.S. dollars. Beginning April 1, 2004, we were billed in local currencies. The potential loss resulting from a hypothetical 10.0% adverse change in the quoted foreign currency exchange rate amounts to approximately $1.0 million as of November 30, 2004.

This market risk discussion contains forward-looking statements. Actual results may differ materially from this discussion based upon general market conditions and changes in financial markets.

Selected Financial Data

This selected financial data should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations and our Consolidated Financial Statements and Notes thereto included elsewhere in this Annual Report to Shareholders. The following data for fiscal 2000 and 2001 has been restated to give effect to the adoption of the provisions of SFAS 145 on December 1, 2002 and EITF Issue Nos. 00-14 and 00-25 (codified by EITF Issue No. 01-9) on December 1, 2001.

	Year Ended November 30,				
	2004	2003	2002	2001	2000
	(dollars in thousands, except per share amounts)				
INCOME STATEMENT DATA:					
Total revenues	$ 258,155	$ 233,749	$ 223,116	$ 181,166	$ 218,038
Operating costs and expenses	228,037	177,811	171,228	147,988	179,158
Income from operations	30,118	55,938	51,888	33,178	38,880
Other expense, net	(27,709)	(20,307)	(21,406)	(8,221)	(40,682)
Income (loss) before income taxes and change in accounting principle	2,409	35,631	30,482	24,957	(1,802)
Provision for (benefit from) income taxes	795	12,260	11,582	9,614	(685)
Income (loss) before change in accounting principle	1,614	23,371	18,900	15,343	(1,117)
Cumulative effect of change in accounting principle, net of income tax benefit	—	—	(8,877)	—	(542)
Net income (loss)	$ 1,614	$ 23,371	$ 10,023	$ 15,343	$ (1,659)
PER SHARE DATA:					
Income (loss) per diluted share before change in accounting principle	$ .08	$ 1.19	$ .98	$ .85	$ (.06)
Change in accounting principle	—	—	(.46)	—	(.03)
Total diluted	$ .08	$ 1.19	$ .52	$ .85	$ (.09)
BALANCE SHEET DATA:					
(At end of year)					
Total assets	$ 371,724	$ 363,385	$ 353,469	$ 299,673	$ 402,076
Long-term debt, less current maturities	$ 200,000	$ 204,676	$ 217,458	$ 204,740	$ 304,077

This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. The actual results may differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including, but not limited to, those described in our filings with the Securities and Exchange Commission.

Market Information

Our common stock is quoted on the Nasdaq National Market under the symbol "CHTT". The table below sets forth the high and low closing sales prices of our common stock as reported on the Nasdaq National Market for the periods indicated.

	High	Low
Fiscal 2004:		
First Quarter	$ 23.33	$ 15.40
Second Quarter	28.65	23.71
Third Quarter	30.65	26.08
Fourth Quarter	36.22	30.31
Fiscal 2003:		
First Quarter	$ 22.46	$ 13.16
Second Quarter	16.41	11.50
Third Quarter	19.85	11.55
Fourth Quarter	16.53	12.61

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid Per Share (1)	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (2)	Maximum Dollar Value that may yet be Purchased under the Plans or Programs (2)
9/1/04- 9/30/04	600	$ 31.22	600	$ 14,966,470
10/1/04-10/31/04	--	--	--	14,966,470
11/1/04-11/30/04	--	--	--	14,966,470
Total Fourth Quarter	600	$ 31.22	600	14,966,470

(1) Average price paid per share includes broker commissions.

(2) Our stock buyback program authorizing the purchase of up to $10.0 million of our common stock was announced in January 2003. In January 2004 and 2005, our board of directors increased the total authorization to repurchase our common stock under our stock buyback program to $20.0 million and $30.0 million, respectively. There is no expiration date specified for our stock buyback program.

Holders

As of February 7, 2005, there were approximately 286 holders of record of our common stock. The number of record holders does not include beneficial owners whose shares are held in the names of banks, brokers, nominees or other fiduciaries.

Dividends

We have not paid dividends on our common stock during the past two fiscal years. We are restricted from paying dividends by the terms of the indenture under which our Floating Rate Notes and 7% Subordinated Notes were issued and by the terms of our Revolving Credit Facility. (See Note 5 of Notes to Consolidated Financial Statements.)

Consolidated Balance Sheets

November 30, 2004 and 2003
(In thousands)

ASSETS	2004	2003
CURRENT ASSETS:		
Cash and cash equivalents	$ 40,193	$ 26,931
Accounts receivable, less allowances of $1,682 in 2004 and $3,594 in 2003	32,098	25,478
Inventories	21,690	17,559
Refundable income taxes	4,702	4,431
Deferred income taxes	4,308	3,441
Prepaid expenses and other current assets	3,683	3,376
Total current assets	106,674	81,216
PROPERTY, PLANT AND EQUIPMENT, NET	28,765	28,722
OTHER NONCURRENT ASSETS:		
Patents, trademarks and other purchased product rights, net	225,560	245,847
Debt issuance costs, net	5,174	5,504
Other	5,551	2,096
Total other noncurrent assets	236,285	253,447
TOTAL ASSETS	$ 371,724	$ 363,385

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Balance Sheets

November 30, 2004 and 2003
(In thousands)

LIABILITIES AND SHAREHOLDERS' EQUITY	2004	2003
CURRENT LIABILITIES:		
Current maturities of long-term debt	$ --	$ 7,750
Accounts payable and other	13,341	10,924
Accrued liabilities	23,763	15,979
Total current liabilities	37,104	34,653
LONG-TERM DEBT, less current maturities	200,000	204,676
DEFERRED INCOME TAXES	25,732	26,796
OTHER NONCURRENT LIABILITIES	1,776	1,689
COMMITMENTS AND CONTINGENCIES (Note 13)		
SHAREHOLDERS' EQUITY:		
Preferred shares, without par value, authorized 1,000, none issued	--	--
Common shares, without par value, authorized 50,000, issued 19,882 in 2004 and 19,161 in 2003	85,949	77,815
Retained earnings	23,888	22,274
	109,837	100,089
Unamortized value of restricted common shares issued	(2,386)	(2,058)
Cumulative other comprehensive income, net of taxes:		
Interest rate cap adjustment	(316)	--
Foreign currency translation adjustment	(23)	(820)
Minimum pension liability adjustment	--	(1,640)
Total shareholders' equity	107,112	95,571
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 371,724	$ 363,385

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Income

For the Years Ended November 30, 2004, 2003 and 2002
(In thousands, except per share amounts)

	2004	2003	2002
TOTAL REVENUES:			
Net sales	$ 257,534	$ 232,527	$ 220,789
Royalties	621	1,222	2,327
Total revenues	258,155	233,749	223,116
COSTS AND EXPENSES:			
Cost of sales	73,103	66,386	62,757
Advertising and promotion	74,929	70,622	68,259
Selling, general and administrative	44,169	40,803	40,212
Impairment of indefinite-lived intangible assets	20,000	--	--
Litigation settlement	15,836	--	--
Total costs and expenses	228,037	177,811	171,228
INCOME FROM OPERATIONS	30,118	55,938	51,888
OTHER INCOME (EXPENSE):			
Interest expense	(15,049)	(20,431)	(21,292)
Investment and other income (expense), net	298	124	(114)
Loss on early extinguishment of debt	(12,958)	--	--
Total other income (expense)	(27,709)	(20,307)	(21,406)
INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	2,409	35,631	30,482
PROVISION FOR INCOME TAXES	795	12,260	11,582
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	1,614	23,371	18,900
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT	--	--	(8,877)
NET INCOME	$ 1,614	$ 23,371	$ 10,023
NUMBER OF COMMON SHARES:			
Weighted average outstanding, basic	19,379	18,925	18,607
Weighted average and potential dilutive outstanding	20,225	19,632	19,344
NET INCOME PER COMMON SHARE:			
Basic:			
Income before change in accounting principle	$ .08	$ 1.23	$ 1.02
Change in accounting principle	--	--	(.48)
Total basic	$ .08	$ 1.23	$ .54
Diluted:			
Income before change in accounting principle	$ .08	$ 1.19	$ .98
Change in accounting principle	--	--	(.46)
Total diluted	$ .08	$ 1.19	$ .52

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders' Equity

For the Years Ended November 30, 2004, 2003 and 2002
(In thousands, except per share amounts)

	Common Shares	Retained Earnings (Deficit)	Unamortized Value of Restricted Common Shares Issued	Interest Rate Cap Adjustment	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment, Net	Total
Balance, November 30, 2001:	$ 67,828	$ (11,120)	$ (859)	$ –	$ (2,231)	$ (1,000)	$ 52,618
Comprehensive income:	–	–	–	–	–	–	–
Net income	–	10,023	–	–	–	–	10,023
Foreign currency translation adjustment	–	–	–	–	472	–	472
Minimum pension liability adjustment	–	–	–	–	–	1,000	1,000
Total comprehensive income	–	–	–	–	–	–	11,495
Compensation on unexercised stock options	175	–	–	–	–	–	175
Stock options exercised	7,345	–	–	–	–	–	7,345
Tax benefit realized from stock option plans	4,453	–	–	–	–	–	4,453
Stock repurchases	(1,650)	–	–	–	–	–	(1,650)
Issuance of 3.8 common shares for non-employee directors' compensation	36	–	–	–	–	–	36
Issuance of 50 shares of restricted common stock at a value of $22.515 per share	1,126	–	(1,126)	–	–	–	–
Amortization of value of restricted common shares issued	–	–	272	–	–	–	272
Balance, November 30, 2002	79,313	(1,097)	(1,713)	–	(1,759)	–	74,744
Comprehensive income (loss):							
Net income	–	23,371	–	–	–	–	23,371
Foreign currency translation adjustment	–	–	–	–	939	–	939
Minimum pension liability adjustment	–	–	–	–	–	(1,640)	(1,640)
Total comprehensive income	–	–	–	–	–	–	22,670
Stock options exercised	1,555	–	–	–	–	–	1,555
Tax benefit realized from stock option plans	1,259	–	–	–	–	–	1,259
Stock repurchases	(5,351)	–	–	–	–	–	(5,351)
Issuance of 2.1 common shares for non-employee directors' compensation	39	–	–	–	–	–	39
Issuance of 69 shares of restricted common stock at a value of $14.50 per share	1,000	–	(1,000)	–	–	–	–
Amortization of value of restricted common shares issued	–	–	655	–	–	–	655
Balance, November 30, 2003	77,815	22,274	(2,058)	–	(820)	(1,640)	95,571
Comprehensive income (loss):							
Net income	–	1,614	–	–	–	–	1,614
Interest rate cap adjustment	–	–	–	(316)	–	–	(316)
Foreign currency translation adjustment	–	–	–	–	797	–	797
Minimum pension liability adjustment	–	–	–	–	–	1,640	1,640
Total comprehensive income	–	–	–	–	–	–	3,735
Stock options exercised	6,148	–	–	–	–	–	6,148
Tax benefit realized from stock option plans	5,568	–	–	–	–	–	5,568
Stock repurchases	(5,034)	–	–	–	–	–	(5,034)
Issuance of 2.8 common shares for non- employee directors' compensation	53	–	–	–	–	–	53
Issuance of 70 shares of restricted common stock at a value of $19.98 per share	1,399	–	(1,399)	–	–	–	–
Amortization of value of restricted common shares issued	–	–	1,071	–	–	–	1,071
Balance, November 30, 2004	$ 85,949	$ 23,888	$ (2,386)	$ (316)	$ (23)	$ –	$ 107,112

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

For the Years Ended November 30, 2004, 2003 and 2002
(In thousands, except per share amounts)

	2004	2003	2002
OPERATING ACTIVITIES:			
Net income	$ 1,614	$ 23,371	$ 10,023
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	6,131	6,584	5,816
Deferred income taxes	(1,931)	6,627	8,165
Loss on early extinguishment of debt	12,958	--	--
Impairment of indefinite-lived assets	20,000	--	--
Cumulative effect of change in accounting principle, net	--	--	8,877
Tax benefit realized from stock option exercises	5,568	1,259	4,453
Stock option expense	--	--	175
Other, net	(249)	(66)	269
Changes in operating assets and liabilities, net of acquisitions:			
Accounts receivable	(6,620)	195	(4,813)
Inventories	(4,131)	1,210	(4,509)
Refundable income taxes	(271)	(389)	(1,644)
Prepaid expenses and other current assets	(200)	(617)	764
Accounts payable and accrued liabilities	11,841	(6,723)	7,732
Net cash provided by operating activities	44,710	31,451	35,308
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(3,239)	(5,527)	(3,785)
Purchases of patents, trademarks and other product rights.	(7)	(400)	(75,040)
(Increase) decrease in other assets	(2,245)	1,479	(657)
Net cash used in investing activities	(5,491)	(4,448)	(79,482)
FINANCING ACTIVITIES:			
Repayment of long-term debt	(212,288)	(12,250)	(25,000)
Proceeds from long-term debt	200,000	--	45,000
Proceeds from borrowings under revolving credit facility	25,000	--	--
Repayments of revolving credit facility	(25,000)	--	--
Repurchase of common shares	(5,034)	(5,351)	(1,650)
Proceeds from exercise of stock options	6,148	1,555	7,346
Increase in debt issuance costs	(5,743)	(25)	(1,146)
Debt retirement costs	(7,861)	--	--
Premium on interest rate cap agreement	(1,375)	--	--
Net cash (used in) provided by financing activities	(26,153)	(16,071)	24,550
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	196	75	103
CASH AND CASH EQUIVALENTS:			
Increase (decrease) for the year	13,262	11,007	(19,521)
At beginning of year	26,931	15,924	35,445
At end of year	$ 40,193	$ 26,931	$ 15,924
SCHEDULE OF NON-CASH INVESTING AND FINANCING ACTIVITIES:			
Additions to trademarks and other product rights by assumption of certain liabilities	$ --	$ --	$ 1,178
Issuance of 70 shares of restricted common stock at a value of $19.98 per share in 2004, 69 shares at a value of $14.50 per share in 2003 and 50 shares at a value of $22.515 per share in 2002	$ 1,399	$ 1,000	$ 1,126

The accompanying notes are an integral part of these consolidated financial statements.

Notes to Consolidated Financial Statements

All monetary and share amounts are expressed in thousands. Unless otherwise indicated, the number of shares of our common stock and related per share computations included in these financial statements and notes thereto have been adjusted to reflect the two-for-one split of the common stock on November 29, 2002.

(1) NATURE OF OPERATIONS

Chattem, Inc. and its wholly-owned subsidiaries ("we", "us", "our" or "Chattem") market and manufacture branded over-the-counter ("OTC") health care products. The products are sold primarily through mass merchandisers, independent and chain drug stores, drug wholesalers and food stores in the United States ("U.S.") and in various markets in approximately 80 countries throughout the world.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF CONSOLIDATION

The accompanying consolidated financial statements include the accounts of Chattem, Inc. and its wholly-owned subsidiaries. Our wholly-owned foreign subsidiaries report as of and for the twelve months ended October 31 to facilitate timely reporting of the consolidated financial statements. All significant intercompany transactions and balances have been eliminated.

CASH AND CASH EQUIVALENTS

We consider all short-term deposits and investments with original maturities of three months or less to be cash equivalents. Short-term cash investments are placed with high credit-quality financial institutions or in low risk, liquid instruments.

INVENTORIES

Inventory costs include materials, labor and factory overhead. Inventories in the U.S. are valued at the lower of last-in, first-out ("LIFO") cost or market while international inventories are valued at the lower of first-in, first-out ("FIFO") cost or market.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of 7 to 40 years for buildings and improvements and 3 to 15 years for machinery and equipment. Expenditures for maintenance and repairs are charged to expense as incurred. Depreciation expense for 2004, 2003 and 2002 was $3,302, $3,493 and $3,061, respectively.

PATENTS, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

The costs of acquired patents and other purchased product rights are capitalized and amortized over their respective useful lives, generally 5 years. Prior to the adoption of SFAS 142 (see below), trademarks were amortized over 40 years.

In June 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and other Intangible Assets" ("SFAS 142"). The provisions of SFAS 142, which were adopted by us on December 1, 2001, require us to discontinue the amortization of the cost of intangible assets with indefinite lives and also require certain fair-value-based tests of the carrying value of indefinite-lived intangible assets upon adoption and thereafter at least annually.

Under SFAS No. 144, "Accounting for Impairment or Disposal of Long-Lived Assets", we evaluate whether events and circumstances have occurred that indicate the remaining useful life of finite-lived assets might warrant revision or that the remaining balance may not be recoverable. When factors indicated that finite-lived assets should have been evaluated for possible impairment, we used an estimate of the future undiscounted net cash flows of the related assets over the remaining lives of the assets in measuring whether the carrying values of finite-lived assets were recoverable.

DEBT ISSUANCE COSTS

We have incurred debt issuance costs in connection with our long-term debt. These costs are capitalized and amortized over the term of the related debt. Amortization expense related to debt issuance costs was $843, $1,501 and $1,251 in 2004, 2003 and 2002, respectively. Accumulated amortization of these costs was $569 and $5,741 at November 30, 2004 and 2003, respectively. Due to our refinancing transactions (described in Note 5) in 2004, tender premiums and related fees of $7,861 were paid and net debt issuance costs of $5,097 were written off and charged to loss on early extinguishment of debt in the Consolidated Statements of Income. In addition, new debt issuance costs of $5,743 were capitalized. Due to prepayments on the Credit Facility (as defined in Note 5) in 2003 and 2002, net debt issuance costs of $145 and $489, respectively, were written off and charged to interest expense included in the Consolidated Statements of Income.

PRODUCT DEVELOPMENT

Product development costs relate primarily to the development of new products and are expensed as incurred. Such expenses were $3,051, $2,696 and $2,126 in 2004, 2003 and 2002, respectively.

ADVERTISING EXPENSES

The cost of advertising is expensed in the fiscal year in which the related advertising takes place. Production and communication costs are expensed in the period in which the related advertising begins running. Advertising expense for 2004, 2003 and 2002 was $54,263, $50,462 and $48,953, respectively. At November 30, 2004 and 2003, we reported $1,168 and $1,334, respectively, of advertising paid for in 2004 and 2003, which will run or did run in the next fiscal year. These amounts are included in prepaid expenses and other current assets in the Consolidated Balance Sheets.

FOREIGN CURRENCY TRANSLATION

Assets and liabilities of our Canadian, United Kingdom ("U.K.") and Irish subsidiaries are translated to U.S. dollars at year-end exchange rates. Income and expense items are translated at average rates of exchange prevailing during the year. Translation adjustments are accumulated as a separate component of shareholders' equity. Gains and (losses) which result from foreign currency transactions amounted to $194, $220 and $(69) for the years ended November 30, 2004, 2003 and 2002, respectively, and are included in the Consolidated Statements of Income.

USE OF ESTIMATES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Several different estimates or methods can be used by management that might yield different results. The following are the significant estimates used by management in the preparation of the consolidated financial statements for the years ended November 30, 2004, 2003 and 2002:

Allowance For Doubtful Accounts

As of November 30, 2004, an estimate was made of the collectibility of the outstanding accounts receivable balances. This estimate requires the utilization of outside credit services, knowledge about the customer and the customer's industry, new developments in the customer's industry and operating results of the customer as well as general economic conditions and historical trends. When all these facts are compiled, a judgment as to the collectibility of the individual account is made. Many factors can impact this estimate, including those noted in this paragraph. The adequacy of the estimated allowance may be impacted by the deterioration in the financial condition of a large customer, weakness in the economic environment resulting in a higher level of customer bankruptcy filings or delinquencies and the competitive environment in which the customer operates.

Revenue Recognition

Revenue is recognized when our products are shipped to our customers. It is generally our policy across all classes of customers that all sales are final. As is common in the consumer products industry, customers return products for a variety of reasons including products damaged in transit, discontinuance of a particular size or form of product and shipping errors. As sales are recorded, we accrue an estimated amount for product returns, as a reduction of these sales, based upon our historical experience and any known specific events that affect the accrual. We charge the allowance account resulting from this accrual with any authorized deduction from remittance by the customer or product returns upon receipt of the product.

In accordance with industry practice, we allow our customers to return unsold sun care products (i.e. *Bullfrog* and *Sun In* lines of products) at the end of the sun care season. We record the sales at the time the products are shipped and title transfers. At the time of shipment, we also record a reduction in sales and an allowance on our balance sheet for anticipated returns based upon an estimated return level. The level of returns may fluctuate from our estimates due to several factors including weather conditions, customer inventory levels and competitive conditions. Each percentage point change in our return rate would impact our net sales by approximately $150. During fiscal 2004, we reduced our estimate of seasonal returns by approximately $934, which resulted in an increase to net sales in our consolidated financial statements, as compared to approximately $323 and $446 increases in our estimates in fiscal 2003 and 2002, respectively. During fiscal 2004 and 2003, we also reduced our estimate of non-seasonal returns by approximately $765 and $692, respectively, which resulted in an increase to net sales in our consolidated financial statements, as compared to an approximately $720 increase in our estimate in fiscal 2002.

We routinely enter into agreements with our customers to participate in promotional programs. These programs generally take the form of coupons, temporary price reductions, scan downs, display activity and participations in advertising vehicles provided uniquely by the customer. The ultimate cost of these programs is often variable based on the number of units actually sold. Estimated unit sales of a product under a promotional program are used to estimate the total cost of the program, which is recorded as a reduction of sales. Actual results can differ from the original estimate. We also consider customer delays in requesting promotional program payments when evaluating the required accrual. Many customers audit programs significantly after the date of performance to determine the actual amount due and make a claim for reimbursement at that time. As a result, changes in the unit sales trends under promotional programs as well as the timing of payments could result in changes in the accrual. During fiscal 2004 and 2003, we reduced our estimate of promotional accruals by approximately $1,642 and $2,251, respectively, which resulted in an increase to net sales or a decrease in advertising and promotion expense in our consolidated financial statements, as compared to an increase in our estimate of approximately $3,995 in fiscal 2002.

Income Taxes

We account for income taxes using the asset and liability approach as prescribed by SFAS No. 109, "Accounting for Income Taxes". This approach requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Using the enacted tax rates in effect for the year in which the differences are expected to reverse, deferred tax assets and liabilities are determined based on the differences between the financial reporting and the tax basis of an asset or liability. We record income tax expense in our consolidated financial statements based on an estimated annual effective income tax rate. We revised our annual estimated income tax rate during fiscal 2004 to 33% as a result of the implementation of a number of foreign and state tax planning initiatives, which include our determination during the third quarter of fiscal 2004 to reinvest indefinitely all undistributed earnings of Chattem (Canada), a wholly-owned subsidiary.

Undistributed earnings of Chattem (Canada) amounted to approximately $1,788 during fiscal 2004. These earnings are considered to be reinvested indefinitely and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits).

DERIVATIVE FINANCIAL INSTRUMENTS

We entered into an interest rate cap agreement effective June 1, 2004 as a means of managing our interest rate exposure and not for trading purposes. The agreement has the effect of converting a portion of our variable rate obligations to fixed rate obligations (see Note 5).

CONCENTRATIONS OF CREDIT RISK

Financial instruments, which subject us to concentrations of credit risk, consist primarily of accounts receivable and short-term cash investments. Our exposure to credit risk associated with nonpayment of accounts receivable is affected by conditions or occurrences within the retail industry. As a result, we perform ongoing credit evaluations of our customers' financial position but generally require no collateral from our customers. Our largest customer accounted for 34%, 34% and 28% of consolidated sales in 2004, 2003 and 2002, respectively. No other customer exceeded 10% of our consolidated sales during the period. Boots, a U.K. retailer, accounts for more than 10% of our international sales. Our ten largest customers represented approximately 68% of total revenues during fiscal 2004.

OTHER CONCENTRATIONS

We purchase raw materials and packaging materials from a number of third party suppliers primarily on a purchase order basis. Except for pamabrom, pyrilamine maleate and compap, active ingredients used in our *Pamprin* and *Prēmsyn PMS* products, we are not limited to a single source of supply for the ingredients used in the manufacture of our products. Net sales of *Pamprin and Prēmsyn PMS* products in fiscal 2004 represented approximately 4% of our consolidated total revenues in that year. In addition, we have a limited source of supply for selenium sulfide, the active ingredient in *Selsun Blue*. As a result of the limited supply and increase in worldwide demand, prices have been and are expected to be volatile. We believe that our current sources of supply and potential alternative sources will be adequate to meet future product demands.

SHIPPING AND HANDLING COSTS

Shipping and handling costs of $7,482, $6,310 and $5,868 for the years ended November 30, 2004, 2003 and 2002, respectively, are included in selling expenses in our Consolidated Statements of Income.

STOCK-BASED COMPENSATION

We account for our stock-based compensation plans under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" and follow the disclosure option of SFAS 123, as amended by SFAS 148 (see below).

Our 1998 Non-Statutory Stock Option Plan provides for the issuance of up to 1,400 shares of common stock to key employees while the 1999 Non-Statutory Stock Option Plan for Non-Employee Directors allows for the issuance of up to 200 shares of common stock. The 2000 Non-Statutory Stock Option Plan provides for the issuance of up to 1,500 shares of common stock. The 2003 Stock Incentive Plan, which was adopted by our board of directors on January 21, 2003 and was approved by our shareholders at the April 16, 2003 annual shareholders' meeting, provides for the issuance of up to 1,500 shares of common stock. Options vest ratably over four years and are exercisable for a period of up to ten years from the date of grant.

For SFAS 123 purposes, as amended by SFAS 148, the fair value of each option grant has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions for grants in 2004, 2003 and 2002: expected dividend yield of 0%, expected volatility of 58%, 60% and 64%, respectively, risk-free interest rates of 4.35%, 4.33% and 4.22%, respectively, and expected lives of approximately five years in 2004 and six years in 2003 and 2002, respectively.

Had compensation expense for stock option grants been determined based on the fair value at the grant dates consistent with the method prescribed by SFAS 123, our net income (loss) and net income (loss) per share would have been adjusted to the pro forma amounts for the years ended November 30, 2004, 2003 and 2002 as indicated below:

	2004	2003	2002
Net income (loss):			
As reported	$ 1,614	$ 23,371	$ 10,023
Recognized stock-based compensation costs, net	--	--	109
Fair value method compensation costs, net	(4,465)	(2,879)	(1,808)
Pro forma	$ (2,851)	$ 20,492	$ 8,324
Net income (loss) per share, basic:			
As reported	$ .08	$ 1.23	$ .54
Pro forma	$ (.15)	$ 1.08	$ .45
Net income (loss) per share, diluted:			
As reported	$ .08	$ 1.19	$ .52
Pro forma	$ (.15)	$ 1.04	$ .43

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current period's presentation.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). We adopted SFAS 143 on December 1, 2002. SFAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement cost. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. The adoption of SFAS 143 did not have an impact on our financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). We adopted SFAS 145 on December 1, 2002. SFAS 145 requires us to include gains and losses on extinguishments of debt as income or loss from continuing operations rather than as extraordinary items as previously required under SFAS No. 4, "Reporting Gains and Losses from Extinguishment of Debt". We are also required to reclassify any gain or loss on extinguishment of debt previously classified as an extraordinary item in prior periods presented. SFAS 145 also provides accounting standards for certain lease modifications that have economic effects similar to sale-leaseback transactions and various other technical corrections. The application of SFAS 145 resulted in the classification of the loss on early extinguishment of debt of $12,958 in fiscal 2004 as a component of income before income taxes and change in accounting principle.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). We adopted SFAS 146 on January 1, 2003. SFAS 146 supercedes Emerging Issues Task Force ("EITF") Issue No. 94-3. SFAS 146 requires that the liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred, not at the date of an entity's commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. The application of SFAS 146 did not have a material impact on our financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"). FIN 45 supercedes Interpretation No. 34, "Disclosure of Indirect Guarantees of Indebtedness of Others," and provides guidance on the recognition and disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. The initial recognition and measurement provisions of FIN 45 are effective for guarantees issued or modified after December 31, 2002 and are to be applied prospectively. The disclosure requirements are effective for financial statements for interim or annual periods ending after December 15, 2002. We had no instruments or guarantees that required additional or enhanced disclosure under FIN 45 at November 30, 2004 and 2003, except as disclosed in Note 14, and no guarantees issued or modified after December 31, 2002 that required recognition and measurement in accordance with the provisions of FIN 45. The adoption of FIN 45 did not have an impact on our financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation–Transition and Disclosure" ("SFAS 148"). SFAS 148 amends SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") to provide alternative methods of transition for a voluntary change to the fair-value-based method of accounting for stock-based employee compensation. SFAS 148 also amends Accounting Principles Board ("APB") Opinion No. 28, "Interim Financial Reporting" to require disclosure in the summary of significant accounting policies of the effects of an entity's accounting policy with respect to stock-based employee compensation on reported net income and earnings per share in annual and interim financial statements. The transition guidance and annual disclosure provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002. We implemented the interim disclosure provision in our first fiscal quarter of 2003. The adoption of SFAS 148 did not have an impact on our financial position, results of operations or cash flows.

In December 2003, the FASB issued Interpretation No. 46R, "Consolidation of Variable Interest Entities" ("FIN 46R"), which supercedes Interpretation No. 46, "Consolidation of Variable Interest Entities" issued in January 2003. FIN 46R requires a company to consolidate a variable interest entity ("VIE"), as defined, when the company will absorb a majority of the VIE's expected losses, receives a majority of the VIE's expected residual returns or both. FIN 46R also requires consolidation of existing, non-controlled affiliates if the VIE is unable to finance its operations without investor support, or where the other investors do not have exposure to the significant risks and rewards of ownership. FIN 46R applies immediately to a VIE created or acquired after January 31, 2003. For a VIE created before February 1, 2003, FIN 46R applies in the first fiscal year or interim period beginning after March 15, 2004, our third fiscal quarter beginning June 1, 2004. Application of FIN 46R is also required in financial statements that have interests in structures that are commonly referred to as special-purpose entities for periods ending after December 15, 2003. The adoption of FIN 46R did not have an impact on our financial position, results of operations or cash flows.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for derivative instruments, including derivative instruments embedded in certain contracts, entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. The adoption of SFAS 149 did not have an impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs" ("SFAS 151"). SFAS 151 amends the guidance in Accounting Research Bulletin No. 43, Chapter 4, "Inventory Pricing", to clarify that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current-period charges and requires the allocation of fixed production overheads to inventory based on normal capacity of the production facilities. This statement is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The adoption of SFAS 151 is not expected to have an impact on our financial position, results of operations or cash flows.

In November 2004, the EITF reached a consensus on Issue No. 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" in Determining Whether to Report Discontinued Operations" ("EITF 03-13"). Under the consensus, the approach for assessing whether cash flows of the component have been eliminated from the ongoing operations of the entity focuses on whether continuing cash flows are direct or indirect cash flows. Cash flows of the component would not be eliminated if the continuing cash flows to the entity are considered direct cash flows. The consensus should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods beginning after December 15, 2004. The adoption of EITF 03-13 is not expected to have an impact on our financial position, results of operations or cash flows.

In December 2004, the FASB issued SFAS No. 123 (revised 2004), "Share-Based Payment" ("SFAS 123R"), which is a revision of SFAS No. 123, "Accounting for Stock-Based Compensation". SFAS 123R supercedes APB Opinion No. 25, "Accounting for Stock Issued to Employees" and amends SFAS No. 95, "Statement of Cash Flows". SFAS 123 focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions and requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. This statement is effective for our interim periods beginning after June 15, 2005. We are currently evaluating the provisions of SFAS 123R to determine its impact on our future financial statements.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets" ("SFAS 153"). SFAS 153 amends the guidance in APB Opinion No. 29, "Accounting for Nonmonetary Transactions" to eliminate certain exceptions to the principle that exchanges of nonmonetary assets be measured based on the fair value of the assets exchanged. SFAS 153 eliminates the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. This statement is effective for nonmonetary asset exchanges in fiscal years beginning after June 15, 2005. The adoption of SFAS 153 is not expected to have an impact on our financial position, results of operations or cash flows.

(3) SHAREHOLDERS' EQUITY

COMPUTATION OF EARNINGS PER SHARE

The following table presents the computation of per share earnings for the years ended November 30, 2004, 2003 and 2002, respectively:

	For the year ended November 30,		
	2004	2003	2002
NET INCOME:			
Income before change in accounting principle	$ 1,614	$ 23,371	$ 18,900
Change in accounting principle	--	--	(8,877)
Net income	$ 1,614	$ 23,371	$ 10,023
NUMBER OF COMMON SHARES:			
Weighted average outstanding	19,379	18,925	18,607
Issued upon assumed exercise of outstanding stock options	786	651	644
Effect of issuance of restricted common shares	60	56	93
Weighted average and potential dilutive outstanding (1)	20,225	19,632	19,344
NET INCOME PER COMMON SHARE:			
Basic:			
Income before change in accounting principle	$ .08	$ 1.23	$ 1.02
Change in accounting principle	--	--	(.48)
Total basic	$ .08	$ 1.23	$ .54
Diluted:			
Income before change in accounting principle	$ .08	$ 1.19	$ .98
Change in accounting principle	--	--	(.46)
Total diluted	$ .08	$ 1.19	$ .52

(1) Because their effects are anti-dilutive, excludes shares issuable under stock option plans and restricted stock issuance whose grant price was greater than the average market price of common shares outstanding as follows: 303 shares in 2004, 104 shares in 2003 and 86 shares in 2002.

STOCK OPTIONS

We have granted stock options to key employees and non-employee directors under the plans described in Note 2. A summary of the activity of stock options during 2004, 2003 and 2002 is presented below:

	2004		2003		2002	
	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price	Shares Under Option	Weighted Average Exercise Price
Outstanding at beginning of year	2,444	$ 9.72	1,913	$ 7.05	2,952	$ 5.43
Granted	545	28.33	816	14.58	430	12.74
Exercised	(839)	7.33	(273)	5.70	(1,335)	5.50
Cancelled	(118)	15.22	(12)	4.94	(134)	5.08
Outstanding at end of year	2,032	$ 15.38	2,444	$ 9.72	1,913	$ 7.05
Options exercisable at year-end	418	$ 9.99	579	$ 7.15	359	$ 6.41
Weighted average fair value of options granted		$ 13.86		$ 7.95		$ 7.12

Compensation expense for stock option grants with exercise prices below the market price at the date of grant is recognized ratably over the vesting period. In 1998, options were granted to purchase 350 shares, which were at market price on the date of approval by the board of directors but at prices below the market price on the date of shareholder approval. Compensation expense recorded for this grant was $0 in 2004 and 2003, respectively, and $175 in 2002.

A summary of the exercise prices for options outstanding under our stock-based compensation plans at November 30, 2004 is presented below:

Range of Exercise Prices	Shares Under Option	Weighted Average Exercise Price	Weighted Average Remaining Life in Years	Shares Exercisable	Weighted Average Exercise Price of Shares Exercisable
$ 2.44 - $ 4.25	28	$ 4.08	2.51	25	$ 4.14
$ 4.66 - $ 6.54	489	4.95	6.41	154	4.97
$ 6.88 - $ 7.81	35	7.38	5.53	28	7.26
$ 8.44 - $11.72	62	8.67	7.26	3	8.44
$13.00 - $14.38	31	13.78	7.16	13	13.47
$14.45 - $15.75	819	14.51	8.35	180	14.49
$15.86 - $19.53	28	18.47	6.71	8	18.13
$20.48 - $26.58	40	22.93	8.53	7	20.74
$27.25 - $28.90	500	28.38	9.41	0	0.00
Total	2,032	$ 15.38	7.94	418	$ 9.99

PREFERRED SHARES

We are authorized to issue up to 1,000 preferred shares in series and with rights established by the board of directors. At November 30, 2004 and 2003, no shares of any series of preferred stock were issued and outstanding.

STOCK SPLIT

On October 29, 2002, our board of directors approved a two-for-one split of our common stock to shareholders of record on November 15, 2002 with a distribution date of November 29, 2002. As a result of the stock split, the number of outstanding shares doubled.

STOCK BUYBACK

In January 2003 and 2004, the board of directors increased to $10,000 and $20,000, respectively, the total authorization to repurchase our common stock under the buyback program. Under these authorizations, 360.0 shares at a cost of $5,351 were repurchased in 2003 and 190.7 shares at a cost of $5,034 were repurchased in 2004. The repurchased shares were retired and returned to unissued. As of November 30, 2004, $14,966 was available for share repurchases under the board of directors current authorization; however, we are limited in our ability to repurchase shares due to restrictions under the terms of our Revolving Credit Facility and the indentures pursuant to which the Floating Rate Notes and 7.0% Subordinated Notes were issued. In January 2005, the board of directors increased the total authorization to repurchase our common stock under the buyback program to $30,000.

SHAREHOLDER RIGHTS PLAN

On January 26, 2000, our board of directors adopted a Shareholder Rights Plan. Under the plan, rights were constructively distributed as a dividend at the rate of one right for each share of our common stock, without par value, held by shareholders of record as of the close of business on February 11, 2000. As a result of the two-for-one split of our common stock on November 29, 2002, there is now one-half (1/2) right associated with each share of common stock outstanding. Each right initially will entitle shareholders to buy one one-hundredth of a share of a new Series A Junior Participating Preferred Stock at an exercise price of $90.00 per right, subject to adjustment. The rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of our common stock. The rights will expire on February 11, 2010. As of November 30, 2004, no person or group has acquired beneficial ownership of 15% of our common stock, therefore, no rights have been exercised.

RESTRICTED STOCK ISSUANCE

We issued 70, 69 and 50 restricted shares of common stock to certain employees in fiscal 2004, 2003 and 2002, respectively. The market value of these shares on the dates of issuance was $1,399, $1,000 and $1,126 in 2004, 2003 and 2002, respectively. These amounts are being amortized using the straight-line method over respective four year periods from the date of issuance as additional compensation expense. Amortization was $1,071, $655 and $272 in 2004, 2003 and 2002, respectively, with the unamortized value of $2,386 and $2,058 being included as a component of shareholders' equity in the November 30, 2004 and 2003 Consolidated Balance Sheets, respectively. The shares issued in 2004 and 2003 reduced the number of shares available for issuance under our 2003 Stock Incentive Plan, while the shares issued in 2002 reduced the number of shares available for issuance under our 2000 Non-Statutory Stock Option Plan.

(4) PATENT, TRADEMARKS AND OTHER PURCHASED PRODUCT RIGHTS

With our adoption of SFAS 142, we obtained independent appraisals to determine the fair values of our intangible assets and compared their fair values with their carrying values to determine the write-down of $8,877, net of income tax benefit of $5,440, or $.46 per diluted share in fiscal 2002. These charges, which are reported in our Consolidated Statements of Income as a cumulative effect of change in accounting principle, relate to our *Sunsource* product line, which experienced a decline in sales volume since its initial purchase in 1997, and to a lesser degree, our *Dexatrim* product line, which discontinued the marketing of one of its products in November 2000.

As a result of a decline in sales and reforecasted expected future cash flows in the fourth quarter, we reperformed the impairment test as prescribed by SFAS 142 and determined that a revaluation was required for our *Dexatrim* product line at November 30, 2004. We obtained an independent appraisal to determine the fair value of the indefinite-lived intangible asset related to this product line. As a result, we incurred an impairment charge of $20,000, which is included in our Consolidated Statement of Income for the year ended November 30, 2004. As of November 30, 2003, we determined that a revaluation thereof was not required. The carrying value of trademarks, which are not subject to amortization under the provisions of SFAS 142, was $224,797 and $244,790 as of November 30, 2004 and November 30, 2003, respectively.

The gross carrying amount of intangible assets subject to amortization at both November 30, 2004 and November 30, 2003, which consist primarily of non-compete agreements, was $2,400. The related accumulated amortization of these intangible assets at November 30, 2004 and November 30, 2003, was $1,637 and $1,343, respectively. Amortization of our intangible assets subject to amortization under the provisions of SFAS 142 was $294, $340 and $268 for the years ended November 30, 2004, 2003 and 2002, respectively. Estimated annual amortization expense for these assets for the years ended November 30, 2005, 2006, 2007, 2008 and 2009 is $290, $290, $123, $40 and $20, respectively. Royalty expense related to other purchased product rights for 2004, 2003 and 2002 was $107, $128 and $513, respectively. Amortization and royalty expense are included in advertising and promotion expense in the Consolidated Statements of Income.

(5) LONG-TERM DEBT

Long-term debt consisted of the following as of November 30, 2004 and 2003:

	2004	2003
Revolving Credit Facility due 2009 at a variable rate of 5.50% as of November 30, 2004	$ --	$ --
Term loan payable to banks at variable rates of 3.42% and 3.39% as of February 26, 2004 (termination date) and November 30, 2003, respectively	--	7,750
8.875% Senior Subordinated Notes, plus unamortized premium of $138 for 2003	--	204,676
Floating Rate Senior Notes due 2010 at a variable rate of 4.78% as of November 30, 2004	75,000	--
7.0% Senior Subordinated Notes due 2014	125,000	--
Total long-term debt	200,000	212,426
Less: current maturities	--	7,750
Total long-term debt, net of current maturities	$ 200,000	$ 204,676

On February 26, 2004, we entered into a new Senior Secured Revolving Credit Facility that matures February 26, 2009 (the "Revolving Credit Facility") with Bank of America, N.A. that provided an initial borrowing capacity of $25,000 and an additional $25,000, subject to successful syndication. On March 9, 2004, we entered into a new commitment agreement with a syndicate of commercial banks led by Bank of America, N.A., as agent, that enables us to borrow up to a total of $50,000 under the Revolving Credit Facility. Borrowings under our Revolving Credit Facility bear interest at LIBOR plus applicable percentages of 1.75% to 2.50% or a base rate (the higher of the federal funds rate plus 0.5% or the prime rate) plus applicable percentages of 0.25% to 1.0%. The applicable percentages are calculated based on our leverage ratio. As of November 30, 2004, no amounts have been borrowed under the Revolving Credit Facility, and the variable rate was 5.50%. Borrowings under our Revolving Credit Facility are secured by substantially all of our assets, except real property, and shares of capital stock of our domestic subsidiaries held by us and by the assets of the guarantors (our domestic subsidiaries). The Revolving Credit Facility contains covenants, representations, warranties and other agreements by us that are customary in credit agreements and security instruments relating to financings of this type. The significant financial covenants include fixed charge coverage ratio, leverage ratio, senior secured leverage ratio, net worth and brand value calculations. On February 7, 2005, we had no borrowings outstanding under our Revolving Credit Facility.

On March 28, 2002, we obtained a $60,000 senior secured credit facility from a syndicate of commercial banks led by Bank of America, N.A., as agent (the "Credit Facility"). The Credit Facility included a $15,000 revolving credit line and a $45,000 term loan. The remaining balance of the term loan under the Credit Facility was repaid as part of the refinancing transactions discussed herein, and the revolving credit line under the Credit Facility was terminated on February 26, 2004.

On February 10, 2004, we commenced a cash tender offer and consent solicitation for the $204,538 outstanding principal amount of our 8.875% Senior Subordinated Notes due 2008 (the "8.875% Subordinated Notes"). The consent solicitation expired on February 24, 2004, and a total of approximately $174,530, or approximately 85.3% of the 8.875% Subordinated Notes, were tendered and accepted for payment on February 26, 2004. The remaining principal outstanding, call premium, accrued interest and interest to call date amounting to $32,227 was placed in escrow with the indenture trustee to fund the purchase of additional 8.875% Subordinated Notes tendered prior to March 9, 2004, the expiration date of the tender offer, and the redemption of the remaining 8.875% Subordinated Notes not tendered. The remaining 8.875% Subordinated Notes not tendered in such offer were called in accordance with their terms on April 1, 2004 at a redemption price of 102.9583% of their aggregate principal amount. On April 1, 2004, the remaining amount held in escrow was released for payment and all outstanding 8.875% Subordinated Notes were redeemed.

The completion of our refinancing of the Credit Facility and purchase of approximately $174,530 of our 8.875% Subordinated Notes that were tendered on February 26, 2004 resulted in a loss on early extinguishment of debt of $11,309 in the first quarter of fiscal 2004. In the second quarter of fiscal 2004, we recorded a loss on early extinguishment of debt of $1,649 related to the redemption of the remaining $30,008 of our 8.875% Subordinated Notes.

Also on February 26, 2004, we issued and sold $75,000 of Floating Rate Senior Notes due March 1, 2010 (the "Floating Rate Notes") and $125,000 of 7.0% Senior Subordinated Notes due March 1, 2014 (the "7.0% Subordinated Notes"), the proceeds of which were used to purchase our 8.875% Subordinated Notes and refinance the Credit Facility as discussed above.

The Floating Rate Notes bear interest at a three-month LIBOR plus 3.00% per year (4.78% as of November 30, 2004). Interest payments are due quarterly in arrears commencing on June 1, 2004. On March 8, 2004, we entered into an interest rate cap agreement effective June 1, 2004 with decreasing annual notional principal amounts of $15,000 beginning March 1, 2006 and cap rates ranging from 4.0% to 5.0% over the life of the agreement. We paid a $1,375 premium to enter into the interest rate cap agreement, which will be amortized over the life of the agreement. The current portion of the premium on the interest rate cap agreement of $107 is included in prepaid expenses and other current assets, and the long-term portion of $775 is included in other noncurrent assets. The amortized value of the premium on the interest rate cap was compared to its fair value as of November 30, 2004, and a charge of $316, net of tax, was recorded to other comprehensive income. The fair value of the interest rate cap agreement is valued by a third party. The interest rate cap agreement terminates on March 1, 2010. Our domestic subsidiaries are guarantors of the Floating Rate Notes. The guarantees of the Floating Rate Notes are unsecured senior obligations of the guarantors and rank equally with all of the current and future unsecured senior debt of the guarantors. The guarantees of the Floating Rate Notes effectively rank junior to any secured debt of the guarantors, including the guarantors' guarantee of our indebtedness under the Revolving Credit Facility. At any time after March 1, 2005, we may redeem any of the Floating Rate Notes upon not less than 30 nor more than 60 days' notice at redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, and liquidated damages, if any, to the applicable redemption rate, if redeemed during the twelve-month periods beginning March 1, 2005 at 102.0%, March 1, 2006 at 101.0% and March 1, 2007 and thereafter at 100.0%. At any time prior to March 1, 2005, we may redeem up to 35.0% of the aggregate principal amount of the Floating Rate Notes (including any additional Floating Rate Notes) at a redemption price of 100.0% of the principal amount thereof, plus a premium equal to the interest rate per annum on the Floating Rate Notes applicable on the date on which notice of the redemption is given, together with accrued and unpaid interest and liquidated damages, if any, with the net cash proceeds of one or more qualified equity offerings; provided, that (i) at least 65.0% of the aggregate principal amount of Floating Rate Notes remains outstanding immediately after the occurrence of each redemption (excluding Floating Rate Notes held by us and our subsidiaries); and (ii) the redemption must occur within 90 days of the date of the closing of such qualified equity offering.

Interest payments on the 7.0% Subordinated Notes are due semi-annually in arrears on March 1 and September 1, commencing on September 1, 2004. Our domestic subsidiaries are guarantors of the 7.0% Subordinated Notes. The guarantees of the 7.0% Subordinated Notes are unsecured senior subordinated obligations of the guarantors. At any time after March 1, 2009, we may redeem any of the 7.0% Subordinated Notes upon not less than 30 nor more than 60 days' notice at redemption prices (expressed in percentages of principal amount), plus accrued and unpaid interest, if any, and liquidation damages, if any, to the applicable redemption rate, if redeemed during the twelve-month periods beginning March 1, 2009 at 103.500%, March 1, 2010 at 102.333%, March 1, 2011 at 101.167% and March 1, 2012 and thereafter at 100.000%. At any time prior to March 1, 2007, we may redeem up to 35% of the aggregate principal amount of the 7.0% Subordinated Notes (including any additional 7.0% Subordinated Notes) at a redemption price of 107.0% of the principal amount thereof, plus accrued and unpaid interest and liquidated damages, if any, thereon to the applicable redemption rate, with the net cash proceeds of one or more qualified equity offerings; provided, that (i) at least 65.0% of the aggregate principal amount of the 7.0% Subordinated Notes remains outstanding immediately after the occurrence of such redemption (excluding 7.0% Subordinated Notes held by us and our subsidiaries); and (ii) the redemption must occur within 90 days of the date of the closing of such qualified equity offering.

The indentures governing the Floating Rate Notes and 7.0% Subordinated Notes, among other things, limit our ability and the ability of our restricted subsidiaries to: (i) borrow money or sell preferred stock, (ii) create liens, (iii) pay dividends on or redeem or repurchase stock, (iv) make certain types of investments, (v) sell stock in our restricted subsidiaries, (vi) restrict dividends or other payments from restricted subsidiaries, (vii) enter into transactions with affiliates, (viii) issue guarantees of debt and (ix) sell assets or merge with other companies. In addition, if we experience specific kinds of changes in control, we must offer to purchase the Floating Rate Notes and 7.0% Subordinated Notes at 101.0% of their principal amount plus accrued and unpaid interest.

The future maturities of long-term debt outstanding as of November 30, 2004 are as follows:

2005	$ --
2006	--
2007	--
2008	--
2009	--
Thereafter	200,000
	$ 200,000

Cash interest payments during 2004, 2003 and 2002 were $14,092, $19,043 and $19,317.

(6) FAIR VALUE OF FINANCIAL INSTRUMENTS

Unless otherwise indicated elsewhere in the Notes to the Consolidated Financial Statements, the carrying value of our financial instruments approximates fair value.

At November 30, 2004, the estimated fair value of the Floating Rate Notes exceeded their carrying value by approximately $1,570. The carrying value of the 7.0% Subordinated Notes exceeded their estimated fair market value by approximately $288. The fair value was estimated based on quoted market prices for the same or similar issues.

(7) INCOME TAXES

The provision for income taxes from income before change in accounting principle includes the following components for the years ending November 30, 2004, 2003 and 2002:

	2004	2003	2002
Current:			
Federal	$ 3,008	$ 4,044	$ 7,948
State	14	667	909
Deferred	(2,227)	7,549	2,725
	$ 795	$ 12,260	$ 11,582

As of November 30, 2004, we had a foreign tax credit of $1,501, which will expire over ten years primarily in fiscal 2006 through 2013, and a state net operating loss carryforwards of $15,667, which will begin to expire in 2022 through 2024 if unused. In 2004, 2003 and 2002 income tax benefits of $5,568, $1,259 and $4,453, respectively, attributable to employee stock option transactions were allocated to shareholders' equity.

Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities for financial reporting and income tax reporting purposes. Temporary differences and carryforwards, which give rise to deferred tax assets and liabilities at November 30, 2004 and 2003, are as follows:

	2004	2003
Deferred tax assets:		
Allowances and accruals	$ 3,695	$ 496
Inventory reserve	121	224
Accrued promotional expenses	442	1,033
Allowance for product returns	181	489
State net operating loss carryforwards	610	610
Accrued postretirement health care benefits	639	608
Other	1,909	2,709
Gross deferred tax assets	7,597	6,169
Valuation allowance	(610)	(610)
Net deferred tax assets	6,987	5,559
Deferred tax liabilities:		
Depreciation and amortization	26,325	25,833
Prepaid advertising	421	478
Inventory	181	181
Other	1,484	2,422
Gross deferred tax liabilities	28,411	28,914
Net deferred liability	$ 21,424	$ 23,355

The deferred provision for income taxes excludes the tax effect of the interest rate cap adjustment of $178, the foreign currency translation adjustment of $448 and the minimum pension liability adjustment of $922, all of which are included in the Consolidated Statement of Shareholders' Equity.

We have recorded a valuation allowance to reflect the estimated amount of deferred tax assets that may not be realized due to the expiration of state net operating losses. We evaluate quarterly the realizability of our deferred assets by assessing our valuation allowance and by adjusting the amount of such allowance, if necessary. The factors used to assess the likelihood of realization are our forecast of future taxable income and available tax planning strategies that could be implemented to realize the net deferred tax assets.

The difference between the provision for income taxes and the amount computed by multiplying income before income taxes and change in accounting principle by the United States statutory rate for the years ended November 30, 2004, 2003 and 2002 is summarized as follows:

	2004	2003	2002
Expected federal tax provision	$ 843	$ 12,471	$ 10,669
State income taxes, net of federal income tax benefit	29	433	591
Foreign permanently reinvested	(643)	--	--
Other, net	566	(644)	322
	$ 795	$ 12,260	$ 11,582

Undistributed earnings of Chattem (Canada), a wholly-owned subsidiary, during fiscal 2004 amounted to approximately $1,788. These earnings are considered to be reinvested indefinitely and, accordingly, no provision for U.S. federal and state income taxes has been provided thereon. Upon distribution of those earnings in the form of dividends or otherwise, we would be subject to U.S. income taxes (subject to an adjustment for foreign tax credits).

Income taxes paid in 2004, 2003 and 2002 were $323, $4,345 and $4,137, respectively. We received income tax refunds of $2,554, $434 and $1,044 during 2004, 2003 and 2002, respectively.

(8) SUPPLEMENTAL FINANCIAL INFORMATION

Inventories consisted of the following at November 30, 2004 and 2003:

	2004	2003
Raw materials and work in process.	$ 10,728	$ 9,740
Finished goods	12,395	9,507
Excess of current cost over LIFO value	(1,433)	(1,688)
Total inventories	$ 21,690	$ 17,559

International inventories included above are valued on a lower of FIFO cost or market and were $1,989 and $2,848 at November 30, 2004 and 2003, respectively.

Property, plant and equipment consisted of the following at November 30, 2004 and 2003:

	2004	2003
Land	$ 886	$ 886
Buildings and improvements	8,557	8,005
Machinery and equipment	50,421	49,610
Construction in progress	2,944	946
Total property, plant and equipment	62,808	59,447
Less – accumulated depreciation	(34,043)	(30,725)
Property, plant and equipment, net	$ 28,765	$ 28,722

Accrued liabilities consisted of the following at November 30, 2004 and 2003:

	2004	2003
Interest	$ 3,152	$ 3,115
Salaries, wages and commissions	4,886	3,604
Product advertising and promotion	3,750	5,348
Litigation settlements and legal fees	10,046	1,254
Pension	--	1,040
Other	1,929	1,618
Total accrued liabilities	$ 23,763	$ 15,979

(9) ACQUISITION OF SELSUN BLUE

In March 2002, we acquired worldwide rights (except in India) to manufacture, sell and market *Selsun Blue*, which is marketed internationally as *Selsun*, plus related intellectual property and certain manufacturing equipment from Abbott Laboratories ("Abbott"). Abbott, or manufacturers under contract to Abbott, manufactured *Selsun Blue* for us domestically until June 2003 and internationally until the end of March 2004. We have entered into an amendment to the manufacturing agreement with Abbott under which Abbott will continue to manufacture *Selsun* for us for the European, Middle East and several Latin American markets for an additional period ending July 2005 at agreed upon rates, which vary by market. Abbott will also continue to serve as our distributor for *Selsun* in certain foreign countries under separate distribution agreements. All of our North American *Selsun Blue* product lines are presently being manufactured at our Chattanooga facilities. During a transition period which ended March 28, 2004, Abbott also marketed, sold and distributed *Selsun* products for us in certain foreign countries until we could satisfy various foreign regulatory requirements, new distributors were in place and any applicable marketing permits were transferred. During the transition period, Abbott paid us an initial royalty equal to 28% of international sales of *Selsun* in these countries with the royalty reduced to 14% of international sales in certain countries if foreign regulatory requirements were satisfied prior to our assumption of sales and marketing responsibility in such countries. During the transition period, Abbott paid all costs and expenses related to the manufacture, marketing and sales of *Selsun* in these countries. As we assumed responsibility for the sales and marketing effort in a country, the royalty arrangement with respect to such country terminated. We then recorded these international sales directly as well as the costs and expenses associated with these sales. Abbott has agreed to extend the transition beyond March 28, 2004 in several countries where we are still awaiting regulatory approval of the transfer. In certain international markets, we sell *Selsun* through a distributor and receive a royalty based on a percentage of distributor sales.

The following unaudited consolidated pro forma information assumes the acquisition of *Selsun Blue* had occurred at the beginning of the periods presented:

PRO FORMA CONSOLIDATED RESULTS OF OPERATIONS (Unaudited)

	For the Year Ended November 30, 2002
Total revenues	$ 233,847
Income before change in accounting principle	19,441
Net income	10,564
Earnings per share – basic:	
Income before change in accounting principle	1.04
Net income	.57
Earnings per share – diluted:	
Income before change in accounting principle	1.00
Net income	.55

(10) RETIREMENT PLANS

We have a noncontributory defined benefit pension plan ("the Plan"), which covers substantially all employees. The Plan provides benefits based upon years of service and the employee's compensation. Our contributions are based on computations by independent actuaries. Plan assets at November 30, 2004 and 2003 were invested primarily in United States government and agency securities and corporate debt and equity securities. In October 2000, our board of directors adopted an amendment to the Plan that freezes benefits of the Plan and prohibits new entrants to the Plan effective December 31, 2000. In 2004, a curtailment loss of $88 resulted from benefits paid exceeding interest costs.

Net periodic pension cost for the years ended November 30, 2004, 2003 and 2002 comprised the following components:

	2004	2003	2002
Service cost	$ --	$ --	$ --
Interest cost on projected benefit obligation	609	606	564
Actual return on plan assets	(2,626)	(629)	(1,700)
Net amortization and deferral	2,038	(142)	1,120
Curtailment loss	88	--	--
Net pension cost (benefit)	$ 109	$ (165)	$ (16)

The change in the projected benefit obligation resulted from the following components for the years ended November 30, 2004 and 2003:

	2004	2003
Projected benefit obligation, beginning of year	$ 10,236	$ 9,054
Interest cost	609	606
Actuarial loss	830	1,182
Benefits paid	(802)	(606)
Settlements	125	--
Projected benefit obligation, end of year	$ 10,998	$ 10,236

The change in Plan assets resulted from the following components for the years ended November 30, 2004 and 2003:

	2004	2003
Fair value of plan assets, beginning of year	$ 9,196	$ 9,173
Actual return on plan assets	2,626	629
Employer contribution	--	--
Benefits paid	(802)	(606)
Fair value of plan assets, end of year	$ 11,020	$ 9,196

The following table sets forth the funded status of the Plan as of November 30, 2004 and 2003:

	2004	2003
Plan assets at fair market value	$ 11,020	$ 9,196
Projected benefit obligation	10,998	10,236
Funded status	22	(1,040)
Unrecognized net loss	1,391	2,562
Prepaid pension costs	1,413	1,522
Minimum pension liability adjustment – other comprehensive income	--	(2,562)
Net pension asset (liability) recognized in balance sheets at end of year	$ 1,413	$ (1,040)

The discount rate used in determining the actuarial present value of the projected benefit obligation was 5.75% and 6.25% in 2004 and 2003, respectively. The expected long-term rate of return on plan assets was 8% in 2004 and 2003, respectively. The Plan's long-term return on assets is based on the weighted-average of the Plan's invested allocation as of the measurement date and the available historical returns for those asset categories as published by Ibbotson Associates, a leading provider of historical financial market data.

Our existing investment policy of the Plan recognizes that the most significant decision to affect the ability to meet the investment objectives is the asset allocation decision. Therefore, based on the investment objectives and our risk tolerances, the investment policy defines the following asset mix range:

Asset Class	**Range**
Corporate & Government Bonds	40.0 - 70.0%
Equities	40.0 - 70.0%

In addition, the existing investment policy requires a performance review annually. The weighted-average asset allocations at November 30, 2004 and 2003 by asset class are as follows:

	Plan Assets at November 30,	
Asset Class	2004	2003
Equity securities	70%	61%
Debt securities	26	38
Money Market	4	1
Total	100%	100%

As of November 30, 2004, we had 70 shares of our common stock in the Plan with a fair value of $2,535.

Using the Ibbotson data, the estimated weighted-average asset returns would be 8.2% according to investment policy asset mix. The weighted-average asset returns based on current asset mix (assuming equities are all in large cap) are 8.71% for fiscal 2004 and 8.32% for fiscal 2003.

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

	Estimated Benefit Payment
2005	$ 546
2006	392
2007	504
2008	672
2009	622
2010-2014	2,647

No employer contributions are expected to be required to be paid in fiscal 2005.

We have a defined contribution plan covering substantially all employees. Eligible participants can contribute up to 15% of their annual compensation and receive a 25% matching employer contribution on the first 6% of compensation contributed by participants. The defined contribution plan expense was $223, $206 and $190 in 2004, 2003 and 2002, respectively. In fiscal 2001, we enhanced our savings investment plan to include an additional 3% employer contribution made on behalf of eligible participants. This additional employer contribution was $698, $672 and $608 in 2004, 2003 and 2002, respectively.

(11) ACCRUED POSTRETIREMENT HEALTH CARE BENEFITS

We maintain certain postretirement health care benefits for eligible employees. Employees become eligible for these benefits if they meet certain age and service requirements. We pay a portion of the cost of medical benefits for certain retired employees over the age of 65. Effective January 1, 1993, our contribution is a service-based percentage of the full premium. We pay these benefits as claims are incurred.

Net periodic postretirement health care benefits cost for the years ended November 30, 2004, 2003 and 2002 included the following components:

	2004	2003	2002
Service cost	$ 63	$ 58	$ 50
Interest cost on accumulated postretirement benefit obligation	80	80	72
Amortization of prior service cost	15	15	15
Amortization of net gain	(30)	(31)	(41)
Net periodic postretirement benefits cost	$ 128	$ 122	$ 96

The change in the accumulated benefit obligation resulted from the following components for the years ended November 30, 2004 and 2003:

	2004	2003
Accumulated benefit obligation, beginning of year	$ 1,316	$ 1,106
Service cost	63	58
Interest cost	80	80
Actuarial loss	70	104
Benefits paid	(41)	(32)
Accumulated benefit obligation, end of year	$ 1,488	$ 1,316

The following table sets forth the funded status of the plan at November 30, 2004 and 2003:

	2004	2003
Accumulated benefit obligation	$ 1,488	$ 1,316
Fair value of plan assets	--	--
Funded status	(1,488)	(1,316)
Unrecognized prior service cost	84	101
Unrecognized actuarial gain	(372)	(474)
Accrued postretirement benefits cost	$ (1,776)	$ (1,689)

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 5.75% and 6.75% at November 30, 2004 and 2003, respectively.

For measurement purposes in 2004 and 2003, the trend rate was assumed to be 12%, decreasing 1% per year to an ultimate level of 5% by 2011. Due to premium caps in place which limit our expense, a 1% increase in the assumed health care cost trend rate would not affect the accumulated postretirement benefit obligation as of November 30, 2004 or the aggregate of the service and interest cost components of the net annual postretirement benefit cost for the year ended November 30, 2004.

The following benefit payments, which reflect expected future services, as appropriate, are expected to be paid. Benefit payments are shown net of employee contributions:

	Estimated Benefit Payment
2005	$ 71
2006	73
2007	77
2008	88
2009	95
2010-2014	516

Employer contributions expected for fiscal 2005 are approximately $71.

(12) PRODUCT AND GEOGRAPHICAL SEGMENT INFORMATION

We currently operate in only one primary segment – OTC health care. This segment includes topical analgesics, medicated skin care, dietary supplement, medicated dandruff shampoo and other OTC products.

Geographical segment information is as follows for the years ended November 30, 2004, 2003 and 2002:

	2004	2003	2002
Revenues:			
Domestic	$ 234,003	$ 209,874	$ 202,074
International (1)	24,152	23,875	21,042
Total	$ 258,155	$ 233,749	$ 223,116
Long-Lived Assets (2)			
Domestic	$ 254,059	$ 274,217	$ 272,129
International	266	352	316
Total	$ 254,325	$ 274,569	$ 272,445

(1) International sales include export sales from United States operations and royalties from international sales of *Selsun*. These royalties were $621, $1,222 and $2,327 for the years ended November 30, 2004, 2003 and 2002, respectively.
(2) Consists of book value of property, plant, equipment, trademarks and other product rights.

Net sales of our domestic product categories within our single healthcare business segment is as follows for the years ended November 30, 2004, 2003 and 2002:

	2004	2003	2002
Revenues:			
Topical analgesics	$ 76,300	$ 58,594	$ 61,219
Medicated skin care products	60,495	56,528	51,355
Dietary supplements	33,011	37,420	41,968
Medicated dandruff shampoos	31,309	28,351	15,076
Other OTC and toiletry products	32,888	28,981	32,456
Total	$ 234,003	$ 209,874	$ 202,074

(13) COMMITMENTS AND CONTINGENCIES

GENERAL LITIGATION

We were named as a defendant in a number of lawsuits alleging that the plaintiffs were injured as a result of ingestion of products containing phenylpropanolamine ("PPA"), which was an active ingredient in most of our *Dexatrim* products until November 2000. The lawsuits filed in federal court were transferred to the United States District Court for the Western District of Washington before United States District Judge Barbara Jacobs Rothstein (*In Re Phenylpropanolamine ("PPA") Products Liability Litigation, MDL No. 1407*). The remaining lawsuits were filed in state court in a number of different states.

On April 13, 2004, we entered into a class action settlement agreement with representatives of the plaintiffs' settlement class, which provided for a national class action settlement of all *Dexatrim* PPA claims, both federal and state. On November 12,

2004, Judge Barbara J. Rothstein of the United States District Court for the Western District of Washington entered a final order and judgment certifying the class and granting approval of the *Dexatrim* PPA settlement. After the final judgment was entered, two parties who had objected to the settlement filed appeals challenging and seeking to set aside the final judgment. We have reached a preliminary agreement with one of these parties pursuant to which that party's appeal will be dismissed.

The *Dexatrim* PPA settlement includes claims against us involving alleged injuries by *Dexatrim* products containing PPA that were alleged to have occurred after December 21, 1998, the date we acquired the *Dexatrim* brand. In accordance with the terms of the class action settlement agreement, we previously published notice of the settlement and details as to the manner in which claims could be submitted. The deadline for submission of claims was July 7, 2004. A total of 391 claims were submitted prior to the claims deadline. Of these 391 claims, 173 alleged stroke as an injury and 218 alleged other non-stroke injuries. These claims will be valued pursuant to the agreed upon settlement matrix that is designed to evaluate and determine the settlement value of each claim. A total of 16 claimants elected to opt out of the class settlement and may continue to pursue claims for damages against us in separate lawsuits. We have settled two of the opt out claims. In addition, we have learned that two of the remaining opt out claims have injury dates prior to December 21, 1998, for which we will seek indemnification from The DELACO Company ("DELACO"), successor to the Thompson Medical Company, Inc., which owned the brand prior to December 21, 1998.

In accordance with the terms of the class action settlement agreement, $60,885 has been funded into a settlement trust from our first three layers of insurance coverage, as described below. In addition, on July 14, 2004, we entered into a settlement agreement with Sidmak Laboratories, Inc. ("Sidmak"), the manufacturer of *Dexatrim* products containing PPA, pursuant to which Sidmak has agreed to contribute $10,000 into the settlement trust. To the extent the amount in the settlement trust is insufficient to fully fund the settlement, we will be required to make additional contributions to the settlement trust in the future. As described below, we have entered into a term sheet of settlement with Interstate Fire & Casualty Company ("Interstate") with regard to its $25,000 of coverage in excess of the insurance funds available in the settlement trust. We currently expect to use our cash on hand and proceeds of the Interstate policy to fund any required additional contributions to the settlement trust. If we are required to fund significant other liabilities related to the PPA litigation beyond the settlement trust and outside of our available insurance coverage from Interstate, either pursuant to the terms of the settlement, as a result of the opt out cases or otherwise, we will have significantly fewer sources of funds with which to satisfy such liabilities, and we may be unable to do so.

We are also named as a defendant in approximately 206 lawsuits relating to *Dexatrim* containing PPA which involve alleged injuries by *Dexatrim* products containing PPA manufactured and sold prior to our acquisition of *Dexatrim* on December 21, 1998. In these lawsuits, we are being defended on the basis of indemnification obligations assumed by DELACO. On February 12, 2004, DELACO filed a Chapter 11 bankruptcy petition in the United States Bankruptcy Court for the Southern District of New York. Accordingly, it is uncertain whether DELACO will be able to indemnify us for claims arising from products manufactured and sold prior to our acquisition of *Dexatrim* on December 21, 1998. However, DELACO is seeking to resolve all *Dexatrim* cases with injury dates prior to December 21, 1998 as part of a liquidating Chapter 11 bankruptcy plan. We understand that DELACO's product liability insurance carriers and other sources are expected to fund this plan. As part of DELACO's bankruptcy plan, if finally approved, we expect the bankruptcy court to release us from liability in *Dexatrim* cases with injury dates prior to December 21, 1998, although there can be no assurances in this regard.

If DELACO achieves resolution of the pre-December 21, 1998 cases through its bankruptcy plan, we expect that the administrative process for DELACO's settlement will be similar to the process in our class action. We have filed a claim in DELACO's bankruptcy case in order to preserve our claims for indemnification against DELACO. As part of this Chapter 11 plan, we expect that after resolution of creditors' claims, DELACO will seek to liquidate and distribute all of its assets and will dissolve as a company.

Our product liability insurance, as described below, would not apply to claims arising from products manufactured and sold prior to our acquisition of *Dexatrim*. If the DELACO bankruptcy plan does not resolve these cases as we expect, we will also seek to defend ourselves in these lawsuits on the basis that we did not manufacture and sell products containing PPA prior to December 21, 1998. In the approximately 206 cases that have been filed against us for products manufactured and sold prior to December 21, 1998, approximately half of the plaintiffs are in cases filed in states that we believe do not under current law impose liability upon a successor. The remaining plaintiffs are in cases filed in states that may in some circumstances permit liability against a successor. Even in these cases, although there can be no assurances, we do not believe that successor liability would be imposed against us. The reasons for our belief, among others, are that we did not purchase all of DELACO's assets and DELACO continued to operate its remaining business after December 21, 1998; we did not cause DELACO's bankruptcy; and many plaintiffs included in cases filed in states that in some circumstances impose successor liability are actually residents of other states.

We have reached an agreement with Kemper Indemnity Insurance Company ("Kemper") to settle its lawsuit that sought to rescind our policy for $50,000 of excess coverage for product liability claims. After giving effect to the settlement with

Kemper, we have available for the claims against us related to the PPA litigation, through our first three layers of insurance coverage, approximately $60,885 of the $77,000 of product liability coverage provided by these insurance policies. The $60,885 of available coverage consists of $37,500 of insurance under the Kemper policy and approximately $23,385 under policies with two other insurance companies. As indicated above, this $60,885 of coverage has been funded into a settlement trust in accordance with the terms of the class action settlement agreement.

We have also entered into a term sheet of settlement with Interstate with regard to Interstate's lawsuit to rescind its $25,000 of excess coverage for product liability claims relating to *Dexatrim* products containing PPA. In accordance with the term sheet of settlement, Interstate will provide coverage of *Dexatrim* PPA claims that are covered by its policy after $78,500 has been paid toward covered claims. Once the $78,500 threshold is met, Interstate will pay 100% of the next $4,000 of claims covered by its policy; 75% of the next $8,500 of such claims; and 50% of the last $12,500 of such claims. We are responsible for any claims not covered by the Interstate policy either because the alleged injury did not occur before May 31, 2001, or the claim was first made against us after May 31, 2004. In addition, under the term sheet of settlement, we and Interstate will dismiss all claims and counterclaims filed against each other, and we will release all claims against Interstate relating to the excess coverage product liability insurance.

During the first nine months of fiscal 2004, we incurred settlement, legal and administrative costs and expenses associated with the *Dexatrim* litigation totaling $4,491. Prior to the fourth quarter, we were unable to reasonably estimate the amount of liability related to the *Dexatrim* litigation, due to the significant assumptions and uncertainty involved in estimating the value of cases involved. As a result of the final approval of the *Dexatrim* PPA settlement on November 12, 2004 and the term sheet of settlement reached with Interstate on December 13, 2004, as of November 30, 2004 we were able to estimate the probable loss related to the *Dexatrim* litigation. Based on the estimated litigation settlement costs relating to our *Dexatrim* products, we recorded a litigation settlement charge of $11,345 in the fourth quarter of fiscal 2004 of which $9,519 is included in accrued liabilities in our November 30, 2004 Consolidated Balance Sheet. We currently do not expect to record any additional charges relative to the settlement of the PPA litigation.

We maintain a significantly lower level of insurance coverage for all other potential claims relating to our products including *Dexatrim* products containing ephedrine. For the current policy period, we are self-insured for product liability insurance for all of our other products, including *Dexatrim* products containing ephedrine, for $10,000 through our captive insurance subsidiary, of which approximately $5,388 is funded as of February 7, 2005. We also have $40,000 of excess coverage through third party insurers.

As of November 30, 2004, we were named as a defendant in four lawsuits alleging that the plaintiff was injured as a result of the ingestion of *Dexatrim* containing ephedrine. In addition, three individuals who allege injury caused by *Dexatrim* containing ephedrine filed opt out notices in the PPA class action settlement. In December 2004 and January 2005, we reached a preliminary settlement with respect to two of the four pending lawsuits and the three opt out claims. Upon finalization of the settlement agreements, the two settled lawsuits will be dismissed. Each of these settlements will be funded by insurance coverage provided by our captive insurance subsidiary.

On December 30, 2003, the United States Food and Drug Administration ("FDA") issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule became effective on April 11, 2004. Although we discontinued the manufacturing and shipment of *Dexatrim* containing ephedrine in September 2002, the FDA's final rule may result in additional lawsuits being filed against us alleging damages related to the use or purchase of *Dexatrim* containing ephedrine.

We previously were named in a class action filed in the United States District Court for the Southern District of New York seeking certification of a class consisting of New York residents who have purchased *Dexatrim* Results or *Dexatrim* Natural since January 2000. The class action lawsuit sought compensatory and punitive damages arising out of allegedly false advertising in connection with the sale of *Dexatrim* Results and *Dexatrim* Natural products. None of the plaintiffs in this action alleged personal injury as a result of the ingestion of a *Dexatrim* product. On March 29, 2004, a stipulation was submitted to the court dismissing the case on jurisdictional grounds. Pursuant to the stipulation, the plaintiffs may re-file the class action in New York state court. These plaintiffs have not refiled this lawsuit as of February 7, 2005.

We have been named as a defendant in a putative class action suit filed in the Superior Court of the State of California for the County of Los Angeles on February 11, 2004. The lawsuit seeks certification of classes consisting of residents of the United States, or residents of the State of California, who have purchased our *Bullfrog* sun care products during the past four years. The lawsuit seeks injunctive relief and compensatory damages under the California Business and Professions Code against us arising out of alleged deceptive, untrue or misleading advertising, and breach of warranty, in connection with the manufacturing, labeling, advertising, promotion and sale of *Bullfrog* products. The plaintiff has stipulated that the amount in controversy with respect to plaintiffs' individual claim and each member of the proposed class does not exceed $75. We filed an answer on June 28, 2004 and intend to defend vigorously the lawsuit.

We have been named as a defendant in a putative class action suit filed in the *Superior Court* of the State of California, County of Los Angeles, on January 13, 2005. The lawsuit seeks injunctive relief, compensatory damages and attorney fees against us under the California Business and Professions code, arising out of alleged deceptive, untrue or misleading advertising and breech of express warranty in connection with the manufacturing, labeling, advertising, promotion and sale of certain *Dexatrim* Natural products. The lawsuit seeks certification of a class consisting of all persons who purchased *Dexatrim* Natural in California during the four year period prior to the filing of the lawsuit up to the date of any judgment obtained. The plaintiff has stipulated that the amount in controversy with individual claim and each member of the proposed class in the action does not exceed $75. We intend to defend vigorously the lawsuit.

Other claims, suits and complaints arise in the ordinary course of our business involving such matters as patents and trademarks, product liability, environmental matters, employment law issues and other alleged injuries or damage. The outcome of such litigation cannot be predicted, but, in the opinion of management, based in part upon assessments from counsel, all such other pending matters are without merit or are of such kind or involve such other amounts as would not have a material adverse effect on our financial position, results of operations or cash flows if disposed of unfavorably.

REGULATORY

The FDA, the Drug Enforcement Administration and a number of state and local governments have enacted or proposed restrictions or prohibitions on the sale of products that contain ephedrine. Ephedrine can refer to the herbal substance derived from the plant ephedra or the plant heart leaf, which, until September 2002, was used in the manufacturing of some forms of *Dexatrim* Natural and *Dexatrim* Results, or synthetic ephedrine, an FDA regulated ingredient used in some OTC drug products, which has not been used in our products. These restrictions include the prohibition of OTC sales, required warnings or labeling statements, record keeping and reporting requirements, the prohibition of sales to minors, per transaction limits on the quantity of product that may be purchased and limitations on advertising and promotion. The enactment of further restrictions or prohibitions on sales, the perceived safety concerns related to ephedrine and the possibility of further regulatory action could result in an increase in the number of ephedrine related lawsuits filed including ones in which we are named as a defendant.

In 1997, the FDA published a proposed rule on the use of dietary supplements containing ephedrine alkaloids. In June 2002, the United States Department of Health and Human Services ("HHS") proposed an expanded scientific evaluation of ephedra which led to the issuance of a report by the RAND-based Southern California Evidence-Based Practice Center (the "RAND Report"). The RAND Report concluded that ephedrine, ephedrine plus caffeine and ephedra-containing dietary supplements with or without herbs containing caffeine all promote modest amounts of weight loss over the short term and use of ephedra or ephedrine plus caffeine is associated with an increased risk of gastrointestinal, psychiatric and autonomic symptoms. The adverse event reports contained a smaller number of more serious adverse events. Given the small number of such events, the RAND Report concluded that further study would be necessary to determine whether consumption of ephedra or ephedrine may be causally related to these serious adverse events. In connection with the RAND Report, HHS has sought public comment on whether additional measures are required concerning the sale and distribution of dietary supplements containing ephedrine alkaloids.

On December 30, 2003, the FDA issued a consumer alert on the safety of dietary supplements containing ephedrine alkaloids and on February 6, 2004 published a final rule with respect to these products shortly. The final rule prohibits the sale of dietary supplements containing ephedrine alkaloids because such supplements present an unreasonable risk of illness or injury. The final rule became effective on April 11, 2004. Although we discontinued the manufacturing and shipment of *Dexatrim* containing ephedrine in September 2002, the FDA's final rule may result in lawsuits in addition to those we currently have being filed against us alleging damages related to the use or purchase of *Dexatrim* containing ephedrine.

Negative publicity relating to the possible harmful effects of ephedrine and the possibility of further regulatory action to restrict or prohibit the sale of products containing ephedrine resulted in a return of products from retailers in fiscal 2003 for which we initially provided a $750 allowance. At this time, we believe we have received returns representing substantially all *Dexatrim* with ephedrine. In the fourth quarter of fiscal 2003, the unused portion of the returns allowance for *Dexatrim* containing ephedrine of $235 was recorded as a reduction of cost of sales.

We were notified in October 2000 that the FDA denied a citizen petition submitted by Thompson Medical Company, Inc., the previous owner of *Sportscreme* and *Aspercreme.* The petition sought a determination that 10% trolamine salicylate, the active ingredient in *Sportscreme* and *Aspercreme*, was clinically proven to be an effective active ingredient in external analgesic OTC drug products and should be included in the FDA's yet-to-be finalized monograph for external analgesics. We have met with the FDA and submitted a proposed protocol study to evaluate the efficacy of 10% trolamine salicylate as an active ingredient in OTC external analgesic drug products. We are working to develop alternate formulations for *Sportscreme* and *Aspercreme* in the event that the FDA does not consider the available clinical data to conclusively demonstrate the efficacy of trolamine salicylate when the OTC external analgesic monograph is finalized. If 10% trolamine salicylate is not included in the final monograph, we would likely be required to discontinue these products as currently formulated and remove them from the market after expiration of an anticipated grace period. If this occurred, we believe we could still market these products as homeopathic products and could also reformulate them using ingredients included in the FDA monograph.

Certain of our topical analgesic products are currently marketed under an FDA tentative final monograph. The FDA has recently proposed that the final monograph exclude external analgesic products in patch, plaster or poultice form, unless the FDA receives additional data supporting the safety and efficacy of these products. On October 14, 2003, we submitted to the FDA information regarding the safety of our *Icy Hot* patches and arguments to support our product's inclusion in the final monograph. We have also participated in an industry effort coordinated by Consumer Healthcare Products Association ("CHPA") to establish with the FDA a protocol of additional research that will allow the patches to be marketed under the final monograph even if the final monograph does not explicitly allow them. The CHPA submission to FDA was made on October 15, 2003. Thereafter, in April 2004, we launched the *Icy Hot* Sleeve, a flexible, non-occlusive fabric patch with menthol levels consistent with the OTC monograph. If additional research is required either as a preliminary to final FDA monograph approval and/or as a requirement of future individual product sale, we may need to invest in a considerable amount of expensive testing and data analysis. Any preliminary cost may be shared with other patch manufacturers. Because the submissions made into the FDA docket have been forwarded from its OTC Division to its Dermatological Division within the Center for Drug Evaluation and Research ("CDER"), we believe that the monograph is unlikely to become final and take effect before mid-2006 and perhaps thereafter. If neither action described above is successful and the final monograph excludes such products, we will have to file an NDA in order to continue to market the *Icy Hot* Patch, *Icy Hot* Sleeve or similar delivery systems under our other topical analgesic brands. In such case, we would have to remove the existing products from the market one year from the effective date of the final monograph, pending FDA review and approval of an NDA. The preparation of an NDA would likely take us six to 18 months and would be expensive. It typically takes the FDA at least 12 months to rule on an NDA once it is submitted.

We have responded to certain questions with respect to efficacy received from the FDA in connection with clinical studies for pyrilamine maleate, one of the active ingredients used in certain of the *Pamprin* and *Prēmsyn PMS* products. While we addressed all of the FDA questions in detail, the final monograph for menstrual drug products, which has not yet been issued, will determine if the FDA considers pyrilamine maleate safe and effective for menstrual relief products. If pyrilamine maleate is not included in the final monograph, we would be required to reformulate the products to continue to provide the consumer with multi-symptom relief benefits. We have been actively monitoring the process and do not believe that either *Pamprin* or *Prēmsyn PMS* will be materially adversely affected by the FDA review. We believe that any adverse finding by the FDA would likewise affect our principal competitors in the menstrual product category. We are also aware of the FDA's concern about the potential toxicity due to concomitant use of OTC and prescription drugs that contain the ingredient acetaminophen, an ingredient also found in *Pamprin* and *Prēmsyn PMS*. We are participating in an industry-wide effort to reassure the FDA that the current recommended dosing regimen is safe and effective and that proper labeling and public education by both OTC and prescription drug companies are the best policies to abate the FDA's concern. There can be no assurance as to what action, if any, the FDA may take with respect to acetaminophen.

Our business is also regulated by the California Safe Drinking Water and Toxic Enforcement Act of 1986, known as Proposition 65. Proposition 65 prohibits businesses from exposing consumers to chemicals that the state has determined cause cancer or reproduction toxicity without first giving fair and reasonable warning unless the level of exposure to the carcinogen or reproductive toxicant falls below prescribed levels. From time to time, one or more ingredients in our products could become subject to an inquiry under Proposition 65. If an ingredient is on the state's list as a carcinogen, it is possible that a claim could be brought, in which case we would be required to demonstrate that exposure is below a "no significant risk" level for consumers. Any such claims may cause us to incur significant expense, and we may face monetary penalties or injunctive relief, or both, or be required to reformulate our product to acceptable levels. The State of California under Proposition 65 is also considering the inclusion of titanium dioxide on the state's list of suspected carcinogens. Titanium dioxide has a long history of widespread use as an excipient in prescription and OTC pharmaceuticals, cosmetics, dietary supplements and skin care products and is an active ingredient in our *Bullfrog* Superblock products. We have participated in an industry-wide submission to the State of California, facilitated through the CHPA, presenting evidence that titanium dioxide presents "no significant risk" to consumers.

LEASES

The minimum rental commitments under all noncancelable operating leases, primarily real estate, in effect at November 30, 2004 are as follows:

2005	$ 516
2006	415
2007	301
2008	239
2009	166
Thereafter	566
	$ 2,203

Rental expense was $1,960, $1,676 and $1,394 for 2004, 2003 and 2002, respectively.

We have entered into a supply agreement for the supply of selenium sulfide, the active ingredient in *Selsun Blue*, which will expire in November 2005 with an automatic renewal for successive one year terms unless written termination notice is given six months prior to the end of the term or any renewal term by either party. In addition, we have also entered into a supply agreement for the supply of *Selsun Blue* bottles with a minimum quantity to be purchased over the life of the agreement, which will expire on August 31, 2006. As of November 30, 2004, our remaining purchase commitment obligations based on the last price paid are approximately $1,394 and $294 for our 2005 and 2006 fiscal years, respectively.

(14) CONSOLIDATING FINANCIAL STATEMENTS

The consolidating financial statements, for the dates or periods indicated, of Chattem, Inc. ("Chattem"), Signal Investment & Management Co. ("Signal"), SunDex, LLC ("SunDex") and Chattem (Canada) Holdings, Inc. ("Canada"), the guarantors of the long-term debt of Chattem, and the non-guarantor direct and indirect wholly-owned subsidiaries of Chattem are presented below. Signal is 89% owned by Chattem and 11% owned by Canada. SunDex and Canada are wholly-owned subsidiaries of Chattem. The guarantees of Signal, SunDex and Canada are full and unconditional and joint and several. The guarantees of Signal, SunDex and Canada as of November 30, 2004 arose in conjunction with Chattem's issuance of the Revolving Credit Facility, the Floating Rate Notes and the 7.0% Subordinated Notes (See Note 5). The maximum amount of future payments the guarantors would be required to make under the guarantees as of November 30, 2004 is $200,000.

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2004
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents	$ 28,344	$ 1,967	$ 9,882	$ --	$ 40,193
Accounts receivable, less allowances of $1,682	26,727	8,733	5,376	(8,738)	32,098
Interest receivable	--	619	--	(619)	--
Inventories	16,681	3,020	1,989	--	21,690
Refundable income taxes	4,702	--	--	--	4,702
Deferred income taxes	4,308	--	--	--	4,308
Prepaid expenses and other current assets	3,489	--	194	--	3,683
Total current assets	84,251	14,339	17,441	(9,357)	106,674
PROPERTY, PLANT AND EQUIPMENT, NET	27,724	775	266	--	28,765
OTHER NONCURRENT ASSETS:					
Patents, trademarks and other purchased product rights, net	763	287,087	--	(62,290)	225,560
Debt issuance costs, net	5,174	--	--	--	5,174
Investment in subsidiaries	249,999	33,000	68,477	(351,476)	--
Note receivable	--	33,000	--	(33,000)	--
Other	4,681	--	870	--	5,551
Total other noncurrent assets	260,617	353,087	69,347	(446,766)	236,285
TOTAL ASSETS	$ 372,592	$ 368,201	$ 87,054	$ (456,123)	$ 371,724
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Current maturities of long-term debt	$ --	$ --	$ --	$ --	$ --
Accounts payable and other	11,398	--	1,943	--	13,341
Accrued liabilities	27,435	1,107	4,578	(9,357)	23,763
Total current liabilities	38,833	1,107	6,521	(9,357)	37,104
LONG-TERM DEBT, less current maturities	200,000	--	33,000	(33,000)	200,000
DEFERRED INCOME TAXES	(511)	26,243	--	--	25,732
OTHER NONCURRENT LIABILITIES	1,776	--	--	--	1,776
INTERCOMPANY ACCOUNTS	25,382	(25,484)	102	--	--
SHAREHOLDERS' EQUITY:					
Preferred shares, without par value, authorized 1,000, none issued	--	--	--	--	--
Common shares, without par value, authorized 50,000, issued 19,882	85,949	--	--	--	85,949
Share capital of subsidiaries	--	329,705	41,100	(370,805)	--
Retained earnings	23,888	36,630	6,115	(42,745)	23,888
Total	109,837	366,335	47,215	(413,550)	109,837
Unamortized value of restricted common shares issued	(2,386)	--	--	--	(2,386)
Cumulative other comprehensive income, net of taxes:					
Interest rate cap adjustment	(316)	--	--	--	(316)
Foreign currency translation adjustment	(23)	--	216	(216)	(23)
Total shareholders' equity	107,112	366,335	47,431	(413,766)	107,112
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 372,592	$ 368,201	$ 87,054	$ (456,123)	$ 371,724

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING BALANCE SHEETS

NOVEMBER 30, 2003
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
ASSETS					
CURRENT ASSETS:					
Cash and cash equivalents.	$ 18,702	$ 1,964	$ 6,265	$ --	$ 26,931
Accounts receivable, less allowances of $3,594	21,729	7,089	3,749	(7,089)	25,478
Inventories	12,670	2,040	2,849	--	17,559
Refundable income taxes	4,414	--	17	--	4,431
Deferred income taxes	3,441	--	--	--	3,441
Prepaid expenses and other current assets	4,401	--	142	(1,167)	3,376
Total current assets	65,357	11,093	13,022	(8,256)	81,216
PROPERTY, PLANT AND EQUIPMENT, NET	27,595	775	352	--	28,722
OTHER NONCURRENT ASSETS:					
Patents, trademarks and other purchased product rights, net	1,057	307,080	--	(62,290)	245,847
Debt issuance costs, net	5,504	--	--	--	5,504
Investment in subsidiaries	235,928	--	--	(235,928)	--
Other	1,596	--	500	--	2,096
Total other noncurrent assets	244,085	307,080	500	(298,218)	253,447
TOTAL ASSETS	$ 337,037	$ 318,948	$ 13,874	$ (306,474)	$ 363,385
LIABILITIES AND SHAREHOLDERS' EQUITY					
CURRENT LIABILITIES:					
Current maturities of long-term debt	$ 7,750	$ --	$ --	$ --	$ 7,750
Accounts payable and other	9,804	--	1,120	--	10,924
Accrued liabilities	21,417	628	2,190	(8,256)	15,979
Total current liabilities	38,971	628	3,310	(8,256)	34,653
LONG-TERM DEBT, less current maturities	204,676	--	--	--	204,676
DEFERRED INCOME TAXES	56	26,788	(48)	--	26,796
OTHER NONCURRENT LIABILITIES	1,689	--	--	--	1,689
INTERCOMPANY ACCOUNTS	(3,926)	3,469	457	--	--
SHAREHOLDERS' EQUITY:					
Preferred shares, without par value, authorized 1,000, none issued.	--	--	--	--	--
Common shares, without par value, authorized 50,000, issued 19,161	77,815	--	--	--	77,815
Share capital of subsidiaries	--	263,704	6,504	(270,208)	--
Retained earnings	22,274	24,359	3,998	(28,357)	22,274
Total	100,089	288,063	10,502	(298,565)	100,089
Unamortized value of restricted common shares issued	(2,058)	--	--	--	(2,058)
Cumulative other comprehensive income, net of taxes:					
Foreign currency translation adjustment	(820)	--	(347)	347	(820)
Minimum pension liability adjustment	(1,640)	--	--	--	(1,640)
Total shareholders' equity	95,571	288,063	10,155	(298,218)	95,571
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 337,037	$ 318,948	$ 13,874	$ (306,474)	$ 363,385

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2004
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 209,002	$ 71,140	$ 17,863	$ (39,850)	$ 258,155
COSTS AND EXPENSES:					
Cost of sales	57,848	9,843	7,749	(2,337)	73,103
Advertising and promotion	56,904	13,593	4,432	--	74,929
Selling, general and administrative	42,889	456	824	--	44,169
Impairment of indefinite-lived intangible assets	--	20,000	--	--	20,000
Litigation settlement	13,405	--	2,431	--	15,836
Equity in subsidiary income	(13,507)	--	--	13,507	--
Total costs and expenses	157,539	43,892	15,436	11,170	228,037
INCOME FROM OPERATIONS	51,463	27,248	2,427	(51,020)	30,118
OTHER INCOME (EXPENSE):					
Interest expense	(15,049)	--	(2,480)	2,480	(15,049)
Investment and other income, net	158	2,483	2,012	(4,355)	298
Loss on early extinguishment of debt	(12,958)	--	--	--	(12,958)
Royalties	(31,985)	(5,527)	--	37,512	--
Corporate allocations	3,204	(3,088)	(116)	--	--
Total other income (expense)	(56,630)	(6,132)	(584)	35,637	(27,709)
INCOME (LOSS) BEFORE INCOME TAXES	(5,167)	21,116	1,843	(15,383)	2,409
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(6,781)	6,968	608	--	795
NET INCOME	$ 1,614	$ 14,148	$ 1,235	$ (15,383)	$ 1,614

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2003
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 177,155	$ 72,293	$ 17,952	$ (33,651)	$ 233,749
COSTS AND EXPENSES:					
Cost of sales	49,106	9,810	7,470	--	66,386
Advertising and promotion	54,652	10,497	5,473	--	70,622
Selling, general and administrative	39,258	254	1,291	--	40,803
Equity in subsidiary income	(29,980)	--	--	29,980	--
Total costs and expenses	113,036	20,561	14,234	29,980	177,811
INCOME FROM OPERATIONS	64,119	51,732	3,718	(63,631)	55,938
OTHER INCOME (EXPENSE):					
Interest expense	(20,431)	--	--	--	(20,431)
Investment and other income, net	44	3	77	--	124
Royalties	(27,331)	(5,952)	(368)	33,651	--
Corporate allocations	3,735	(3,535)	(200)	--	--
Total other income (expense)	(43,983)	(9,484)	(491)	33,651	(20,307)
INCOME BEFORE INCOME TAXES	20,136	42,248	3,227	(29,980)	35,631
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(3,235)	14,765	730	--	12,260
NET INCOME	$ 23,371	$ 27,483	$ 2,497	$ (29,980)	$ 23,371

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF INCOME

FOR THE YEAR ENDED NOVEMBER 30, 2002
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
TOTAL REVENUES	$ 174,344	$ 63,024	$ 18,115	$ (32,367)	$ 223,116
COSTS AND EXPENSES:					
Cost of sales	48,964	6,821	6,972	--	62,757
Advertising and promotion	53,543	9,141	5,575	--	68,259
Selling, general and administrative	36,793	268	3,151	--	40,212
Equity in subsidiary income	(19,017)	--	--	19,017	--
Total costs and expenses	120,283	16,230	15,698	19,017	171,228
INCOME FROM OPERATIONS	54,061	46,794	2,417	(51,384)	51,888
OTHER INCOME (EXPENSE):					
Interest expense	(21,292)	--	--	--	(21,292)
Investment and other income, net	(230)	66	50	--	(114)
Royalties	(27,635)	(4,409)	(323)	32,367	--
Insurance premiums	(578)	--	578	--	--
Corporate allocations	2,776	(2,678)	(98)	--	--
Total other income (expense)	(46,959)	(7,021)	207	32,367	(21,406)
INCOME BEFORE INCOME TAXES AND CHANGE IN ACCOUNTING PRINCIPLE	7,102	39,773	2,624	(19,017)	30,482
(BENEFIT FROM) PROVISION FOR INCOME TAXES	(2,921)	13,724	779	--	11,582
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	10,023	26,049	1,845	(19,017)	18,900
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF INCOME TAX BENEFIT	--	(8,877)	--	--	(8,877)
NET INCOME	$ 10,023	$ 17,172	$ 1,845	$ (19,017)	$ 10,023

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2004
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income	$ 1,614	$ 14,148	$ 1,235	$ (15,383)	$ 1,614
Adjustments to reconcile net income to net cash provided by operating activities:					
Depreciation and amortization	6,089	--	42	--	6,131
Deferred income tax provision	(1,434)	(545)	48	--	(1,931)
Loss on early extinguishment of debt	12,958	--	--	--	12,958
Impairment of indefinite-lived assets	--	20,000	--	--	20,000
Tax benefit realized from stock option plans	5,568	--	--	--	5,568
Other, net	(53)	--	(196)	--	(249)
Equity in subsidiary income	(15,383)	--	--	15,383	--
Changes in operating assets and liabilities:					
Accounts receivable	(4,998)	(1,644)	(1,627)	1,649	(6,620)
Interest receivable	--	(619)	--	619	--
Inventories	(4,011)	(980)	860	--	(4,131)
Refundable income taxes	(288)	--	17	--	(271)
Prepaid expenses and other current assets	1,019	--	(52)	(1,167)	(200)
Accounts payable and accrued liabilities	9,250	479	3,213	(1,101)	11,841
Net cash provided by operating activities	10,331	30,839	3,540	--	44,710
INVESTING ACTIVITIES:					
Purchases of property, plant and equipment	(3,390)	--	151	--	(3,239)
Purchase of patents, trademarks and other product rights	--	(7)	--	--	(7)
Increase in note receivable	--	(33,000)	--	33,000	--
Decrease in other assets, net	(2,345)	--	100	--	(2,245)
Net cash (used in) provided by investing activities	(5,735)	(33,007)	251	33,000	(5,491)
FINANCING ACTIVITIES:					
Repayment of long-term debt.	(212,288)	--	--	--	(212,288)
Proceeds from long-term debt	200,000	--	--	--	200,000
Proceeds from borrowing under revolver	25,000	--	--	--	25,000
Payments under revolver	(25,000)	--	--	--	(25,000)
Repurchase of common shares	(5,034)	--	--	--	(5,034)
Proceeds from exercise of stock options	6,148	--	--	--	6,148
Increase in debt issuance costs	(5,743)	--	--	--	(5,743)
Debt retirement costs	(7,861)	--	--	--	(7,861)
Premium on interest rate cap agreement	(1,375)	--	--	--	(1,375)
Changes in intercompany accounts	31,199	4,046	(35,245)	--	--
Dividends paid	--	(1,875)	1,875	--	--
Intercompany debts proceeds (payments)	--	--	33,000	(33,000)	--
Net cash provided by (used in) financing activities	5,046	2,171	(370)	(33,000)	(26,153)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	--	--	196	--	196
CASH AND CASH EQUIVALENTS:					
Increase for the year	9,642	3	3,617	--	13,262
At beginning of year	18,702	1,964	6,265	--	26,931
At end of year	$ 28,344	$ 1,967	$ 9,882	$ --	$ 40,193

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2003
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income	$ 23,371	$ 27,483	$ 2,497	$ (29,980)	$ 23,371
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Depreciation and amortization	6,427	--	157	--	6,584
Deferred income tax provision	1,650	4,979	(2)	--	6,627
Tax benefit realized from stock option plans	1,259	--	--	--	1,259
Other, net	(72)	--	6	--	(66)
Equity in subsidiary income	(29,980)	--	--	29,980	--
Changes in operating assets and liabilities:					
Accounts receivable	(144)	(4,792)	339	4,792	195
Inventories	64	1,099	47	--	1,210
Refundable income taxes	(509)	--	120	--	(389)
Prepaid expenses and other current assets	(1,777)	--	(7)	1,167	(617)
Accounts payable and accrued liabilities	(1,898)	302	832	(5,959)	(6,723)
Net cash (used in) provided by operating activities	(1,609)	29,071	3,989	--	31,451
INVESTING ACTIVITIES:					
Purchases of property, plant and equipment	(5,359)	--	(168)	--	(5,527)
Purchase of patents, trademarks and other product rights	--	(400)	--	--	(400)
Decrease in other assets, net	1,055	--	424	--	1,479
Net cash (used in) provided by investing activities	(4,304)	(400)	256	--	(4,448)
FINANCING ACTIVITIES:					
Repayment of long-term debt	(12,250)	--	--	--	(12,250)
Repurchase of common shares	(5,351)	--	--	--	(5,351)
Proceeds from exercise of stock options	1,555	--	--	--	1,555
Increase in debt issuance costs	(25)	--	--	--	(25)
Changes in intercompany accounts	215,675	(215,481)	(194)	--	--
Recapitalization of affiliate loan	(200,636)	200,636	--	--	--
Redemption of preferred stock of affiliate	1,142	--	(1,142)	--	--
Dividends paid	13,000	(13,000)	--	--	--
Net cash provided by (used in) financing activities	13,110	(27,845)	(1,336)	--	(16,071)
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	--	--	75	--	75
CASH AND CASH EQUIVALENTS:					
Increase for the year	7,197	826	2,984	--	11,007
At beginning of year	11,505	1,138	3,281	--	15,924
At end of year	$ 18,702	$ 1,964	$ 6,265	$ --	$ 26,931

CHATTEM, INC. AND SUBSIDIARIES
CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2002
(In thousands)

	CHATTEM	GUARANTOR SUBSIDIARY COMPANIES	NON-GUARANTOR SUBSIDIARY COMPANIES	ELIMINATIONS	CONSOLIDATED
OPERATING ACTIVITIES:					
Net income	$ 10,023	$ 17,172	$ 1,845	$ (19,017)	$ 10,023
Adjustments to reconcile net income to net cash (used in) provided by operating activities:					
Depreciation and amortization	5,685	--	131	--	5,816
Deferred income tax provision	1,150	6,959	56	--	8,165
Provision for income taxes	(6,672)	6,672	--	--	--
Cumulative effect of change in accounting principle, net	--	8,877	--	--	8,877
Tax benefit realized from stock option plan	4,453	--	--	--	4,453
Stock option expense	175	--	--	--	175
Other, net	269	--	--	--	269
Equity in subsidiary income	(19,017)	--	--	19,017	--
Changes in operating assets and liabilities:					
Accounts receivable	(4,100)	--	(713)	--	(4,813)
Inventories	(470)	(3,139)	(900)	--	(4,509)
Refundable income taxes	(1,644)	--	--	--	(1,644)
Prepaid expenses and other current assets	694	--	70	--	764
Accounts payable and accrued liabilities	7,244	--	488	--	7,732
Net cash (used in) provided by operating activities	(2,210)	36,541	977	--	35,308
INVESTING ACTIVITIES:					
Purchases of property, plant and equipment	(2,981)	(775)	(29)	--	(3,785)
Purchase of patents, trademarks and other product rights	(1,250)	(73,790)	--	--	(75,040)
Investment in subsidiary companies	1,012	--	(1,012)	--	--
(Increase) decrease in other assets, net	(658)	--	1	--	(657)
Net cash used in investing activities	(3,877)	(74,565)	(1,040)	--	(79,482)
FINANCING ACTIVITIES:					
Repayment of long-term debt	(25,000)	--	--	--	(25,000)
Proceeds from long-term debt	45,000	--	--	--	45,000
Repurchase of common shares	(1,650)	--	--	--	(1,650)
Proceeds from exercise of stock options	7,346	--	--	--	7,346
Increase in debt issuance costs	(1,146)	--	--	--	(1,146)
Changes in intercompany accounts	(33,337)	33,159	178	--	--
Dividends paid	5,850	(4,000)	(1,850)	--	--
Net cash provided by (used in) financing activities	(2,937)	29,159	(1,672)	--	24,550
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(119)	--	222	--	103
CASH AND CASH EQUIVALENTS:					
Decrease for the year	(9,143)	(8,865)	(1,513)	--	(19,521)
At beginning of year	20,648	10,003	4,794	--	35,445
At end of year	$ 11,505	$ 1,138	$ 3,281	$ --	$ 15,924

(15) QUARTERLY INFORMATION *(Unaudited and in thousands, except per share amounts)*

	Total	Quarter Ended February 28/29	May 31	August 31	November 30
FISCAL 2004:					
Total revenues	$ 258,155	61,237	70,092	66,135	60,691
Gross profit	$ 185,052	44,285	49,536	47,000	44,231
Net Income (loss)	$ 1,614	(712)	7,247	8,734	(13,655)
Net income (loss) per share, diluted (1)	$ .08	(.04)	.36	.43	(.67)
FISCAL 2003:					
Total revenues	$ 233,749	58,425	63,633	59,182	52,509
Gross profit	$ 167,363	40,734	45,920	43,187	37,522
Net Income	$ 23,371	4,589	7,521	6,837	4,424
Net income per share, diluted (1)	$ 1.19	.23	.38	.34	.23

(1) The sum of the quarterly earnings per share amounts may differ from annual earnings per share because of the differences in the weighted average number of common shares and dilutive potential shares used in the quarterly and annual computations.

During the fourth quarter of fiscal 2004, litigation settlement charges and impairment charges related to our *Dexatrim* product line of $11,345 and $20,000, respectively, were recorded.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
Chattem, Inc.

We have audited the accompanying consolidated balance sheets of Chattem, Inc. and subsidiaries as of November 30, 2004 and 2003, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended November 30, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Chattem, Inc. and subsidiaries at November 30, 2004 and 2003 and the consolidated results of their operations and their cash flows for each of the three years in the period ended November 30, 2004, in conformity with U.S. generally accepted accounting principles.

As described in Notes 2 and 4 to the consolidated financial statements, effective December 1, 2001, the Company changed its method of accounting for goodwill and other intangible assets.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Chattem, Inc.'s internal control over financial reporting as of November 30, 2004, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated January 31, 2005 expressed an unqualified opinion thereon.

Ernst + Young LLP

Chattanooga, Tennessee
January 31, 2005

Report of Independent Registered Public Accounting Firm on Internal Control over Financial Reporting

To the Board of Directors and Shareholders
Chattem, Inc.

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting, that Chattem, Inc. maintained effective internal control over financial reporting as of November 30, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Chattem, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Chattem, Inc. maintained effective internal control over financial reporting as of November 30, 2004, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, Chattem, Inc. maintained, in all material respects, effective internal control over financial reporting as of November 30, 2004, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Chattem, Inc. and subsidiaries and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended November 30, 2004, of Chattem, Inc. and our report dated January 31, 2005, expressed an unqualified opinion thereon.

Ernst + Young LLP

Chattanooga, Tennessee
January 31, 2005

Management's Report on Internal Control Over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rule 13a-15(f) or 15d-(f) promulgated under the Exchange Act as a process designed by, or under the supervision of, the Company's principal executive and principal financial officers and effected by the Company's board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of November 30, 2004. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework.

Based on our assessment, management believes that, as of November 30, 2004, the Company's internal control over financial reporting is effective based on those criteria.

The Company's independent auditors have issued an audit report on our assessment of the Company's internal control over financial reporting. This report appears on page 73.

BOARD OF DIRECTORS

ZAN GUERRY
Chairman and Chief Executive Officer
Chattem, Inc.
Chattanooga, Tennessee

A. ALEXANDER TAYLOR II
President and Chief Operating Officer
Chattem, Inc.
Chattanooga, Tennessee

SAMUEL E. ALLEN
Chairman and Chief Executive Officer
GLOBALT, Inc.
Atlanta, Georgia

ROBERT E. BOSWORTH
Vice President – Corporate Finance
Livingston Company
Chattanooga, Tennessee

RICHARD E. CHENEY
Former Chairman Emeritus
Hill and Knowlton, Inc.
New York, New York

PHILIP H. SANFORD
Independent Business Consultant
Atlanta, Georgia

BILL W. STACY
Headmaster
Baylor School
Chattanooga, Tennessee

ANNUAL MEETING

Wednesday, April 13, 2005
1:00 P.M.
1715 West 38th Street
Chattanooga, TN 37409

OFFICERS

ZAN GUERRY
Chairman and Chief Executive Officer

A. ALEXANDER TAYLOR II
President and Chief Operating Officer

ANDREA M. CROUCH
Vice President
Brand Management

RON GALANTE
Vice President
New Business Development

RICHARD W. KORNHAUSER
Vice President
Brand Management

RICHARD D. MOSS
Vice President and
Chief Financial Officer

B. DERRILL PITTS
Vice President
Operations

DONALD K. RIKER, Ph.D.
Vice President
Research and Development and
Chief Scientific Officer

CHARLES M. STAFFORD
Vice President
Sales

THEODORE K. WHITFIELD, JR.
Vice President, General Counsel
and Secretary

CORPORATE OFFICE

CHATTEM, INC.
1715 West 38th Street
Chattanooga, Tennessee 37409

KEY SUBSIDIARIES

CHATTEM (U.K.) LIMITED
Guerry House
Ringway Centre
Edison Road
Basingstoke, Hampshire RG21 2YH
England

CHATTEM GLOBAL CONSUMER PRODUCTS LIMITED
Mary Rosse Centre
Holland Road
National Technology Park
Limerick, Ireland

CHATTEM CANADA
2220 Argentia Road
Mississauga, Ontario L5N 2K7

SIGNAL INVESTMENT & MANAGEMENT CO.
1105 North Market Street
Suite 1300
Wilmington, Delaware 19890

SUNDEX, LLC
3350 Broad Street
Chattanooga, Tennessee 37409

HBA INDEMNITY COMPANY, LTD.
P.O. Box 10073 APO
Grand Pavilion Corporate Centre
West Bay Road
Grand Cayman,
Cayman Islands

COMMON STOCK LISTING

NASDAQ National Market
NASDAQ Symbol: CHTT

TRANSFER AGENT AND REGISTRAR

SUNTRUST BANK, ATLANTA, N.A.
P.O. Box 4625
Atlanta, Georgia 30302

ADDITIONAL FINANCIAL INFORMATION

Copies of our quarterly reports on Form 10-Q and our annual report on Form 10-K, both forms filed with the Securities and Exchange Commission, may be obtained without charge by writing to Investor Relations, Chattem, Inc., by calling 1-800-366-6077 or by visiting our website at www.chattem.com.


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Chattem, Inc.
1715 W. 38th Street
Chattanooga, TN 37409